Exhibit 99.2

DISTRIBUTION AGREEMENT

BETWEEN

CORREVIO INTERNATIONAL SARL

AND

BASILEA PHARMACEUTICA INTERNATIONAL LTD.

Dated as of September 11, 2017

Distribution Agreement/Correvio International Sàrl

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DISTRIBUTION AGREEMENT

THIS DISTRIBUTION AGREEMENT dated as of September 11, 2017 (the “Effective Date”) is made by and between Correvio International Sàrl, a corporation organized and existing under the laws of Switzerland with offices at Rue des Alpes 21, Case postale 1674, 1201 Geneva, Switzerland (hereinafter “Cardiome”), and Basilea Pharmaceutica International Ltd., a corporation organized and existing under the laws of Switzerland, with offices at Grenzacherstrasse 487, CH-4058, Basel, Switzerland (hereinafter “Basilea”). Cardiome and Basilea may be referred to herein individually as a “Party” or collectively as the “Parties.” WITNESSETH:

WHEREAS, Basilea owns and/or has the exclusive right to certain technology, intellectual property rights and confidential and/or proprietary information relating to the Product;

WHEREAS, Basilea is engaged in the research, development, manufacturing and commercialization of pharmaceutical products and has been granted Marketing Authorisation of the Product in certain countries of the Territory;

WHEREAS, Cardiome is engaged in the registration, promotion and commercialization of pharmaceutical products in the Territory;

WHEREAS, Basilea wishes to grant Cardiome an exclusive license to commercialize the Product in the Territory, and Cardiome wishes to accept such license, subject to the terms and conditions of this Agreement;

NOW, THEREFORE, in consideration of these premises and the covenants and agreements set forth herein, and intending to be legally bound thereby, the Parties hereby agree as follows:

ARTICLE 1	DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below.

1.1	“Actual Transfer Price” means the price in Swiss Francs payable by Cardiome for each Bulk Vial of the Product determined in accordance with Article 7.
1.2	“Affiliate(s)” means, with respect to each Party, any corporation, firm, partnership or other entity or Person which directly or indirectly controls or is controlled by or is under common control with that Party. For purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) shall be presumed to exist if one of the following conditions is met: (a) in the case of corporate entities, direct or indirect ownership of at least fifty percent (50%) of the stock or shares having the right to vote for the election of directors of such corporate entity or any direct or indirect parent of such corporate entity, and (b) in the case of non-corporate entities, direct or indirect ownership of at least fifty percent (50%) of the equity interest with the power to direct the management and policies of such non-corporate entities.
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1.3	“Agreement” means this Distribution Agreement and all Schedules hereto as the same may be amended, supplemented or otherwise modified from time to time.
1.4	“Applicable Law” means (i) any applicable statute, statutory instrument or any other legislative instrument having the force of law; (ii) any applicable judgment of a relevant court of law which is binding precedent in any applicable jurisdiction, in each case in force at any time during the Term; and (iii) all applicable guidance, directions, codes of practice, self-regulation, determination, regulations or professional standards either issued by a Regulatory Authority or applicable to the relevant activity.
1.5	“Assumed Transfer Price” means the assumed transfer price in Swiss Francs for each Bulk Vial of the Product determined in accordance with Article 7.
1.6	“Authorisation” means all applicable licenses, registrations and governmental approvals and permits that may be necessary to permit the importation, transportation, distribution, Manufacturing and the Selling of the Product in the Territory, including the marketing authorisation and any necessary pricing, reimbursement and formulary listing applications, as such licenses, registrations, approvals or permits are granted by the applicable Regulatory Authority and other authorities in the Territory.
1.7	“Basilea Core Materials” shall have the meaning set forth in Section 3.6(a).
1.8	“Basilea Indemnitees” shall have the meaning set forth in Section 11.1.
1.9	“Basilea Information” means information owned or Controlled by Basilea, in whatever format recorded, including the Dossier and the Know-how, which relates to the Product, including but not limited to (i) information relating to the manufacture of the Product including information relating to contract manufacturers and the manufacturing supply chain of the Product, including API (active pharmaceutical ingredient), fill finish, packaging; (ii) information relating to the pricing and reimbursement of the Product outside the Territory; (iii) information relating to the Commercialization of the Product outside the Territory, including advertising and promotional strategies; (iv) information relating to the competitive positioning of the Product, including market research reports; (v) information relating to the Intellectual Property protecting the Product, including Patents, Trade Marks and inventions on which patent applications have not been filed; (vi) distribution information (including storage recommendations); (vii) pharmacovigilance data, and any other information relating to the Commercialization of the Product which is not generally ascertainable.
1.10	“Basilea IP” means the Know-How, the Trademarks, the Domains, and the Patents.
1.11	“Bulk Vial” means Finished Product excluding secondary packaging.
1.12	“Business Day” means any day other than Saturday, Sunday or any day on which banks located in Switzerland are authorized or obligated to be closed.
1.13	“Cardiome Core Materials” shall have the meaning set forth in Section 3.6(b).
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1.14	“Cardiome Indemnitees” shall have the meaning set forth in Section 11.1(b).
1.15	“Claim or Proceeding” means any claim, action, suit, proceeding or arbitration including any Governmental Authority action, notification, investigation or audit.
1.16	“Clawback/Payback” has the following meanings: (a) Clawback means a mandatory reimbursement system unilaterally imposed on Cardiome by a competent Regulatory Authority allowing a Third Party to recoup from Cardiome all or part of the discounts/rebates granted on sales of Products; (b) Payback means a mandatory financial mechanism unilaterally imposed on Cardiome by a competent Regulatory Authority that requires Cardiome to refund revenues if Cardiome’s sales of Product exceed a previously determined or agreed target-budget.
1.17	“Clawback/Payback/Managed Entry Requirements Report” has the meaning set forth in Section 7.7(a).
1.18	“Commercialization” or “Commercialize” means all activities directed to importing, transporting, distributing, warehousing, advertising, marketing, promoting, selling or otherwise using the Product in the Territory.
1.19	“Commercialization Plan(s)” means the commercialization plan(s) to be prepared by Cardiome pursuant to Section 3.1 and the template provided in Schedule 1.
1.20	“Commercial Launch Plan” means the plan providing the estimated timeline for the registration of the Product (in countries in the Territory where the Product is not yet registered) and for the First Commercial Sale Date by Cardiome of the Product, the template for which is set out in Schedule 4.
1.21	“Commercially Reasonable Endeavours” means efforts that are comparable to those used by the pharmaceutical industry, and are financially reasonable in the relevant region or in the Territory for products that have a similar commercial potential and are at similar stages in the product life cycle measured by the facts and circumstances including present and future market potential, medical and clinical considerations, present and future regulatory environment and competitive market conditions.
1.22	“Confidential Information” has the meaning defined in Article 13.
1.23	“Control” means, with respect to any information, patent, know-how, trade mark or other intellectual property right, possession by a Party of the ability to grant the right to access or use, or to grant a license or a sublicense to, such information, patent, know-how, trade mark or other intellectual property right as provided for herein without violating the terms of any agreement or other arrangement with any Third Party and “Controlled” shall have a correlative meaning.
1.24	“Core European Territory” means Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Switzerland, the United Kingdom of Great Britain, and Northern Ireland.
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1.25	“Current Good Manufacturing Practices” or “cGMP” mean all applicable standards and Applicable Law relating to manufacturing practices for products (including ingredients, testing, storage, handling, intermediates, bulk and finished products) promulgated by the United States Food and Drug Administration or any other Governmental Authority (including, without limitation, EU or member state level) , including but not limited to standards in the form of laws, guidelines, advisory opinions and compliance policy guides and current interpretations of the applicable authority or agency thereof (as applicable to pharmaceuticals, biologicals and over the counter products and ingredients), as the same may be updated, supplemented or amended from time to time.
1.26	“Customer(s)” means any Third Party administering or prescribing the Product.
1.27	“Deduction Cap” shall have the meaning provided in Section 1.57.
1.28	“Delivery” has the meaning provided in Section 5.2, and “Deliveries”, “Delivers” or “Delivered” have the corresponding meaning.
1.29	“Details” means the communication by a sales representative during a personal visit to a member of the target prescriber audience (a) involving face-to-face contact at the target prescriber’s place of work, (b) describing in a fair and balanced manner the relevant characteristics of the Product, and (c) using the Basilea Core Materials and/or the Cardiome Core Materials in an effort to increase the prescribing preferences of the Product.
1.30	“Domains” mean the domains set out in Schedule 3 and any other domains dedicated for the Product owned or Controlled by Basilea, which may be used in Commercialization of the Product in the Territory.
1.31	“Dossier” means the harmonized registration files relating to the Product in electronic common technical document (eCTD) format prepared by or on behalf of Basilea or its Affiliates in the form used for the decentralized registration procedure in the European Union and subsequent Mutual Recognition Processes/Repeat-Use Procedures related to the Product, as such harmonized registration files may be amended from time to time.
1.32	“Drug Substance” means the active pharmaceutical ingredient of the Product ceftobiprole medocaril (BAL 5788)
1.33	“Effective Date” shall have the meaning set forth in the preamble above.
1.34	“European Union PIP” means activities and studies relating to the paediatric investigation plan for the Product required by the Regulatory Authority(ies) in the European Territory, together with any amendments and updates required by such Regulatory Authority(ies) from time to time.
1.35	“Execution Payment” shall have the meaning set forth in Section 8.1.
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1.36	“Facility” means the facility or facilities owned and operated by Contract Manufacturing Organizations (CMOs) specified in the Dossier (as amended from time to time) and used by Basilea to manufacture, store, or package the Product hereunder.
1.37	“Field” means the treatment, prevention, diagnosis, control and maintenance of all diseases and disorders in humans.
1.38	“Finished Product” means Qualified Person Released Product in its final market form (vials) after packaging and labeling in accordance with the Specifications to be distributed in the Territory.
1.39	“First Commercial Sale Date” means each date of the first commercial sale of Finished Product to Customer by or on behalf of Cardiome in each country of the Territory.
1.40	“First Commercial Supply Date” means the first date on which Basilea first supplies Finished Product to Cardiome (with the exception of the Inventory).
1.41	“Force Majeure Event” shall have the meaning set forth in Section 17.5.
1.42	“Forms” shall mean a purchase order acknowledgment form or similar routine document as specified in Section 17.9.
1.43	“GDP” means the Good Distribution Practice as specified in Articles 76 to 85 of Directive 2001/83/EC of the European Parliament and of the Council of 6 November 2001 and the guidelines for Good Distribution Practice as promulgated in “Guidelines of 5 November 2013 on Good Distribution Practice of medicinal products for human use” (2013/C 343/01), as amended from time to time.
1.44	“Government” means all levels and subdivisions of any relevant government (i.e., local, regional, or national and administrative, legislative, or executive).
1.45	“Governmental Authority” means any duly authorized court, tribunal, arbitrator, agency, commission, official or other instrumentality of any federal, state, province, county, city or other political subdivision, domestic or foreign.
1.46	“Insolvent Party” shall have the meaning set forth in Section 14.3.
1.47	“Intellectual Property” means (a) any processes, trade secrets, inventions, industrial models, designs, methodologies, drawings, formulae, procedures, techniques, clinical data or technical or other information or data, manufacturing, engineering and technical drawings necessary or useful in the registration, packaging, manufacture, use or sale of the Product, and (b) registered trade marks, trade mark applications, unregistered trade marks, trade dress, copyrights, know-how, Patents covering the Product or any components thereof or improvements thereof, in both (a) and (b) as owned or Controlled by Basilea.
1.48	“Inventory” shall have the meaning set forth in Section 2.10.
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1.49	“Know-how” means all existing or future proprietary unpatented information, owned or Controlled by Basilea relating to the Product including but not limited to ideas, processes, trade secrets, inventions, industrial models, designs, methodologies, drawings, formulae, procedures, techniques, records, clinical data or technical or other information or data, manufacturing, engineering and technical drawings and other information which is necessary for obtaining and maintaining the Marketing Authorisation or which is useful in the research, development, registration, packaging, manufacture, use or sale of the Product and all data contained in the Dossier and other relevant pharmacological, toxicological, metabolic, non-clinical and clinical data.
1.50	“Latent Defect” means a defect to the Product already present at the time of Delivery of the Product to Cardiome but not detected despite inspection by Cardiome or any of its Affiliates in accordance with this Agreement.
1.51	“Losses” means any and all losses, damages, liabilities, costs and expenses (including legal fees and expenses).
1.52	“Minimum Order Quantities” shall be the minimum amounts of Product which may be ordered in each Purchase Order as listed in Schedule 6.
1.53	“Minimum Transfer Price” shall be [redacted] per Bulk Vial of Product.
1.54	“Marketing Authorisation” means such formal approval from a Regulatory Authority as is necessary for the commercial marketing, sale, and use of pharmaceutical products within a country of the Territory (but excluding Pricing and Reimbursement Approval).
1.55	“Marketing Authorisation Application” means an application to the appropriate Regulatory Authority for Marketing Authorisation for the Product in any particular jurisdiction and all amendments and supplements thereto.
1.56	“National Marketing Authorisation” means the approval from a Regulatory Authority in the EU on a national level for the Product based upon a Mutual Recognition Processes/Repeat-Use Procedure under the Dossier.
1.57	“Net Sales” shall mean the gross amounts (excluding VAT or other similar taxes) invoiced by or on behalf of Cardiome, its Affiliates and/or Sublicensees (the “Selling Party”) for sales of the Product to Third Parties (other than Sublicensees), less the following deductions, paid and specifically related to the Product by Cardiome, its Affiliates and/or Sublicensees using U.S. GAAP applied on a consistent basis:
(a)	[redacted] [redacted]
(b)	[redacted]
(c)	[redacted]
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In no event shall any particular amount identified above be deducted more than once in calculating Net Sales (i.e., no “double counting” of reductions). Sales of the Product between Cardiome and its Affiliates and/or Third Party Sublicensees and/or Third Party Distributors for resale shall be excluded from the computation of Net Sales, but the subsequent resale of the Product by an Affiliate or Sublicensee, as applicable, to a Third Party shall be included within the computation of Net Sales.

Notwithstanding anything to the contrary herein, Cardiome’s disposal or use of the Product for regulatory, Development or charitable purposes when such disposal or use is not a sale (meaning that Cardiome receives no benefit either in cash or in kind for such disposal or use and issues no invoice related to such disposal or use), such as clinical trials, preclinical trials, compassionate use, named patient use, or indigent patient programs, without consideration, shall not be deemed a sale for the purposes of computation of the Net Sales clause. All supply for such purposes shall be purchased by Cardiome from Basilea at the Minimum Purchase Price pursuant to Section 7.3.

In no event shall the deductions provided in paragraph d) exceed a total of [redacted] of the gross revenues (the “Deduction Cap”).

For the avoidance of doubt, Clawback/Payback/ Managed Entry Requirements shall follow the terms set forth in Section 7.7(a) and are not permissible deductions from Net Sales.

For all deductions listed above, to the extent that Cardiome sells a grouped set of products in which the Product is included, the applicable discount, allowance, rebates and other deductions for the Product in such arrangement for purposes of calculating Net Sales shall be the average discount, allowance, rebate or other deductions for the group set of products (as compared to the non-discounted prices of the respective products when sold separately) multiplied by the fraction X/(X + Y), where X = the average discount, allowance, rebate or other deductions of the Product when sold separately (in percentage) and Y = the average discount, allowance, rebate or other deductions of other products in the group when sold separately (in percentage). An example of such calculation is attached to this Agreement in Schedule 7.

1.58	“Non-EU Eastern European Territory” means Albania, Bosnia and Herzegovina, Israel, Macedonia, Montenegro, San Marino, and Serbia.
1.59	“Patents” means the patents and patent applications, including patent extensions, provisional applications, divisions, continuations, continuations in part, substitutions, renewals, registrations, revalidations, reissues or additions, supplementary protection certificates, and applications and all foreign counterparts thereof, or any future patents or patent applications, owned and/or Controlled by Basilea or its Affiliates covering the Product, its manufacture or use, including the patents as listed in Schedule 2.
1.60	“Person” means any natural person, entity, corporation, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or Governmental Authority.
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1.61	“Product” means any formulations and pharmaceutical dosage forms of ceftobiprole medocaril.
1.62	“Purchase Order” means a written or electronic order form submitted by Cardiome to Basilea for the purchase and supply of Product in accordance with the terms of this Agreement.
1.63	“Qualified Person” has the meaning provided in the Quality Agreement.
1.64	“Qualified Person Release” has the meaning provided in Section 5.2 and further specified in the Quality Agreement and “Qualified Person Released” has the correlative meaning.
1.65	“Quality Agreements” means those supplemental quality provisions set forth in agreements between Basilea and Cardiome relating to the Product which will be agreed after the Effective Date in accordance with Section 6.1.
1.66	“Recall” means a recall, correction or market withdrawal and shall include any post-sale warning or mailing of information.
1.67	“Records” means any books, documents, accounting procedures and practices and other data, regardless of type or form, of all matters relating each Party’s performance of its obligations under this Agreement that enable that Party to demonstrate compliance with such obligations, including, without limitation, its compliance with Applicable Law.
1.68	“Regulatory Authority” means anybody having regulatory authority over any part of Basilea's or Cardiome's business or the activities contemplated under this Agreement, in whatever jurisdiction.
1.69	“Repeat-use Procedure” means the process for submission of an application for a National Marketing Authorisation in an EU member state based upon a granted Marketing Authorization in another EU member state.
1.70	“Safety Data Exchange Agreement” shall have the meaning set forth in Section 4.4.
1.71	“Selling Party” shall have the meaning set forth in Section 1.57.
1.72	“Specifications” means the specifications for the manufacture, processing, packaging, labeling, testing and testing procedures, shipping, storage and supply of the Product, including all formulae, know-how, raw materials requirements, analytical procedures and standards of quality control, quality assurance and sanitation, attached to the Quality Agreement.
1.73	“Submission” means a submission by or on behalf of either Party or its Affiliates to a Regulatory Authority with respect to the Product, which may include, but shall not be limited to, submissions with respect to the Product for variations, notifications, renewals, PSUR, labeling and artwork.
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1.74	“Term” shall have the meaning set forth in Section 14.1.
1.75	“Territory” means the Core European Territory and the Non-EU Eastern European Territory.
1.76	“Tests” means any quantitative structure activity relationship (QSAR) analysis and any in vitro and in vivo testing of impurities and degradants in the Product, Product substance, Product substance intermediates and raw materials for the purpose of structural identification and/or toxicological categorization and/or toxicological qualification in accordance with ICH M7. For the avoidance of doubt, Tests does not mean any standard analytical quality controls related to supplied Product.
1.77	“Third Party” means any Person other than Cardiome, Basilea and their respective Affiliates.
1.78	“Third Party Distributor” means any Third Party supporting Cardiome or any of its Affiliates with the provision of local Product distribution services or Commercialization of the Product in any country of the Territory. For the avoidance of doubt, Wholesalers and logistic service providers are not Third Party Distributors.
1.79	“Third Party Licensee” means any Third Party which is granted a sublicense by Cardiome in accordance with Section 2.1(b).
1.80	“Trade Marks” shall mean the trade marks set out in Schedule 3 and any other trademarks and/or logos and/or trade dress of the Product owned or Controlled by Basilea, which will be used in Commercialization the Product in the Territory.
1.81	“Transition Period” and “Initial Transition Period” have the meaning given to them in the Transitional Services Agreement.
1.82	“Transitional Services Agreement” is that agreement attached as Schedule 9 to this Agreement.
1.83	“VAT” means any value added tax or similar payment.
1.84	“Wholesaler” means any Third Party which purchases Product from Cardiome or any of its Affiliates and resells Product on its own account to Customers. For the avoidance of doubt, Wholesalers are not Third Party Distributors.

The definitions in this Article 1 shall apply equally to both the singular and plural forms of the terms defined. As used in this Agreement, (i) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; (ii) the words “hereof”, “herein”, “hereby” and derivatives or similar words refer to this entire Agreement; (iii) all references to Articles and Sections shall be deemed references to Articles and Sections of this Agreement and all references to Schedules shall be deemed references to Schedules to this Agreement, unless the context shall otherwise require; (iv) whenever this Agreement refers to a number of days, such number shall refer to calendar days unless otherwise specified; and (v) references to “Basilea” or to “Cardiome” shall be deemed to include each one’s Affiliates, unless expressly stated to the contrary.

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ARTICLE 2	APPOINTMENT AND PARTIES’ GENERAL CONDUCT

2.1	License Grant and Sublicenses.
(a)	License Grant. With effect from the Effective Date, Basilea grants to Cardiome an exclusive, non-assignable license in the Territory in the Field under the Basilea IP to register and Commercialize the Product in the Territory and a co-exclusive (along with Basilea), non-assignable license under the Basilea IP to develop the Product in the Territory for Commercialization in the Territory. For the avoidance of doubt, the license does not include the right for Cardiome to manufacture the Product.
(b)	Sublicenses.
(i)	Cardiome has the right to grant a sublicense to the license granted under Section 2.1(a) to any of its Affiliates.
(ii)	Cardiome shall notify Basilea in advance of the identity and planned role of any Third Party Licensees, Third Party Distributors and any other Third Party (with the exception of Wholesalers) which Cardiome or its Affiliates intend to use in Commercialization of the Product in order to enable Basilea adequate time to perform due diligence on such Third Parties. Cardiome will not grant a sublicense to any such Third Party without Basilea’s prior written consent (such consent not to be unreasonably withheld).
(iii)	All permitted sublicenses under 2.1 (b) shall be consistent with the terms of this Agreement.
(iv)	Notwithstanding any permitted sublicense, all obligations under this Agreement, including but not limited to reporting, planning, and financial obligations, remain with Cardiome.
2.2	Basilea Obligations. Basilea shall, in each case as Cardiome reasonably requires in the performance of its obligations under this Agreement:
(a)	supply the Product to Cardiome;
(b)	maintain the harmonized Dossier for the Product, submit any amendments to the Dossier, and manage the Mutual Recognition Process/Repeat-Use Procedures for the Product in the Territory;
(c)	provide Cardiome on an ongoing basis with such Basilea Information (including but not limited to the Dossier) reasonably requested by Cardiome to fulfill its obligations under this Agreement;
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(d)	comply with and complete the requirements of the European Union PIP; and
(e)	at its sole cost and expense retain full and exclusive rights, title and interest to, and maintain the registrations (as applicable) for all Basilea IP that Basilea or its Affiliates own or Control during the Term.
2.3	Cardiome Obligations. Cardiome shall:
(a)	register and Commercialize the Product in the Territory in line with the Commercial Launch Plan and thereafter in line with subsequent Commercialization Plans and actively promote the use and sale of the Product in order to maximize sales of the Product in the Territory;
(b)	undertake all national regulatory activities in the Territory, maintain the National Marketing Authorisations in the Territory, and provide regulatory support to Basilea during any Mutual Recognition Process/Repeat-Use Procedures concerning countries in their Territory pursuant to Sections 4.1 and 4.2;
(c)	purchase the Product exclusively from Basilea and for Commercialization in the Territory; and
(d)	fulfill any and all of its obligations hereunder in accordance with all Applicable Law related to, including but not limited to, the registration, approval, marketing, promotion, distribution and sale of the Product, including GDP and all applicable local pharmaceutical industry codes and guidelines.
2.4	Restriction. Cardiome shall, and shall procure that its Affiliates and any Third Party Distributors and Third Party Licensees and Wholesalers shall, refrain from actively Commercializing the Product to Third Parties outside the Territory. Commercializing outside the Territory shall mean approaching or soliciting Third Parties outside the Territory, including, but not limited to, the following actions: (i) visits; (ii) sending unsolicited mail (including email); (iii) advertising in media, on the internet or other promotions, where such advertising or promotion is specifically targeted at Customers outside the Territory; (iv) online advertisements addressed to Customers outside the Territory and other efforts to be found specifically by users outside the Territory, including the use of territory based banners on Third Party websites and paying a search engine or online advertisement provider to have advertisements or higher search rankings displayed specifically to users outside the Territory; and (v) advertising or promotion in any form, or translation of Product-related website/s into a language other than an official language of the Territory, that would not reasonably have been carried out but for the likelihood that it will reach Customers outside the Territory.
2.5	Commercially Reasonable Endeavours. Both Parties shall use their Commercially Reasonable Endeavours in performance of their obligations under this Agreement.
2.6	Non-compete. To the extent permitted by Applicable Law, during the Term (on a country-by-country basis), Cardiome shall not, directly or indirectly market, sell or promote within the Territory any [redacted]. In case of a breach by Cardiome of this Section 2.6, Basilea may terminate the Agreement in accordance with Section 14.4(b).
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2.7	No Material Adverse Impact. Cardiome shall not carry out any activity in the implementation of this Agreement in its Territory that has or is reasonably likely to have any material adverse impact on the Product outside the Territory, meaning a materially negative impact on the development, regulatory status, manufacturing or commercialization of the Product (a “Material Adverse Impact”), without Basilea’s prior consent (such consent not to be unreasonably withheld or delayed). The following shall not trigger this Section 2.7: [redacted](

2.8	Joint Steering Committee.
(a)	The Parties will, upon execution of the Agreement, set up a joint committee (“Joint Steering Committee” or “JSC”) which shall consist of three (3) representatives from each Party (or such other number as may be agreed by the Parties). The JSC will facilitate communications between the Parties with respect to the obligations and responsibilities set out in this Agreement, including but not limited to reviewing, sharing and discussing the implementation of the Commercial Launch Plan, the Commercialization Plan, as well as commercialization strategies, such as brand strategies and Product positioning and life cycle management, and any other topics the Parties consider useful for the optimisation of this Agreement.
(b)	General Committee Membership and Procedures.
(i)	Membership: The Parties shall appoint representatives to the JSC who have appropriate expertise. The JSC shall have co-chairpersons; each Party may select from their representatives a co-chairperson for the JSC. Each Party may change its representatives or designated co-chairperson by written notice to the other Party. The co-chairpersons of the JSC shall be jointly responsible for calling meetings and preparing and circulating an agenda and any materials in advance of each meeting. The Party who hosted or requested the JSC meeting shall prepare the minutes of the meeting within thirty (30) days.
(ii)	Meetings: Meetings of the JSC will be held at least every six (6) months, including by audio or video teleconference with the consent of each Party; provided that at least one (1) meeting per year of the JSC shall be held in person. The JSC shall meet alternately at each Party’s location. Each Party shall be responsible for all of its own expenses of participating in the JSC. Ad hoc meetings shall be held for urgent or important matters upon the request of a Party.
(iii)	Working Groups: The Parties may establish one or more working groups of the JSC from time to time as and when it deems appropriate to discuss specific aspects of the commercialization of the Product.
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2.9	Operational Transfer of Activities and Transitional Services Agreement.
(a)	Operational Transfer of Activities.
(i)	Starting from the Effective Date, the Parties shall cooperate together through the JSC and through such other meetings and communication as needed, in order to plan and effectuate the transfer of operational activities from Basilea to Cardiome. The Parties shall cooperate to enable Basilea to transfer such information and activities and provide support, and Cardiome to undertake the activities and responsibilities, as specified in this Agreement including but not limited to the following sections: Section 3.6 (transfer of Basilea Core Materials), Article 4 (transfer of regulatory information and responsibility), Section 4.4 (negotiation of SDEA), Section 4.7 (transfer of market access information and responsibility), Section 5.6 (discussion of Artwork proposed by Cardiome), Section 6.1 (negotiation of Quality Agreements), and Section 6.7 (Basilea instructions regarding transport, storage and distribution of Product). Such activities shall be without charge on the part of either Party (unless such charge is specified in the relevant provision of the Agreement).
(ii)	As part of Basilea’s obligation to provide Cardiome on an ongoing basis with such Basilea Information reasonably requested by Cardiome to fulfill its obligations under this Agreement pursuant to Section 2.2(c), Basilea shall provide to Cardiome the following:
(A)	within thirty (30) days of Effective Date, a complete copy of the Dossier, a copy of all National Marketing Authorisations in the Territory, a copy of all related material Submissions to Regulatory Authorities and material responses from Regulatory Authorities, and an overview of any regulatory obligations or commitments for each country;

(B) within ten (10) days of the Effective Date, the Basilea Core Materials;

(C)	within ten (10) days of the Effective Date, a list of all contracted or already discussed Investigator Initiated Trials (IITs);
(D)	within twenty (20) days of the Effective Date, an overview of Basilea’s market access and pricing and reimbursement activities in the Territory, a copy of all material communications with all market access and pricing and reimbursement authorities, and, promptly after Cardiome’s request, a copy of the data cited by Basilea in such communications; and
(E)	at a date to be agreed by the Parties within thirty (30) days of the Effective Date, Basilea shall provide one day of in-person tender management and product training to Cardiome at Cardiome’s Geneva office.
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(b)	Transitional Services Agreement.
(i)	Initial Transition Period. With effect from the Effective Date and until completion of the Initial Transition Period, all commercial sales of the Product shall be for Cardiome's benefit, at Cardiome's cost and risk, subject to the terms of this Agreement and the Transitional Services Agreement (TSA), which is attached as Schedule 9. During the Initial Transition Period (as defined in the TSA), Basilea shall, as particularly set forth in the TSA, continue to operate the business in normal course and Cardiome shall receive the benefit of the sales of the Product from which shall be deducted Basilea’s costs of operating the business.
(ii)	Other Transitional Services. Further, under the Transitional Services Agreement, Cardiome can request and Basilea may provide certain additional transitional services deemed an Other Transitional Services during the Term of the Transitional Services Agreement.
2.10	Inventory. Attached to this Agreement as Schedule 8 is an estimate of Basilea’s inventory of Finished Product on a country-by-country basis for the Territory as of the Effective Date (the “Inventory”) with associated expiry dates. Basilea shall, ten (10) days prior to the end of the Initial Transition Period (on a country-by-country basis, if the Initial Transition Period ends on different dates in different countries), confirm the expected remaining amount of the Inventory at that time. Cardiome shall purchase the actual Inventory as of the end of the Initial Transition Period at the Assumed Transfer Price (with a later true-up based upon Net Sales reports pursuant to the mechanism provided in Section 7.2, on invoice from Basilea) if said Inventory has at least [redacted] of shelf-life remaining on the Finished Product. Cardiome shall have a right of return for any Inventory that it is unable to sell due to either (i) too short shelf life (despite Cardiome having used its Commercially Reasonable Endeavours to sell such Inventory) or (ii) requirement of Regulatory Authority for repackaging or overstickering which one or both Parties are unable to fulfill using its (or their) Commercially Reasonable Endeavours. Basilea shall Deliver the Inventory to Cardiome EXW (Facility) and under the Delivery terms provided in Section 5.2 and 5.3; for the avoidance of doubt, Sections 5.5 and 5.6 shall not apply to Cardiome’s purchase of the Inventory. Cardiome shall pay such invoice by wire transfer, within sixty (60) days of receipt thereof, into an account designated by Basilea.

ARTICLE 3	COMMERCIALIZATION

3.1	Commercialization, Commercialization Plans and Sales Forecast. Cardiome shall Commercialize the Product in the Territory. Cardiome will provide Basilea with the country-specific Commercialization Plans for the Product to Basilea for its review and comment within one (1) month of the Effective Date, including the information listed in Schedule 1 and shall provide the Commercial Launch Plan in the format provided in the template set forth in Schedule 4. Updated plans will be provided as such updates are generated by Cardiome, and no less often than on an annual basis, to Basilea for its review and comment by September 30 of each calendar year.
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3.2	Promotion. Cardiome shall actively Commercialize the Product in the Territory and provide information and support related to the Product to physicians and other persons with a professional interest in the study and prescription of the Product. The promotion of the Product shall include, but is not limited to: (i) direct selling and including regular Details by Cardiome's marketing/sales staff to provide Product information; and (ii) other lawful steps taken to draw the interest of physicians and other prescribers such as organizing conferences, seminars, physician training sessions, lectures, mailings with announcements and product brochures, publications in professional magazines, and participation in trade exhibitions or symposia.
3.3	Authorised Indications Only. Cardiome shall not promote the Product for uses or indications other than those specifically defined in the Product’s Marketing Authorisations for the Territory.
3.4	Sales Force. Cardiome shall maintain a well-trained, effective sales force to ensure the proper fulfilment of all of its Commercialization obligations in the Territory, including training and maintaining a sales force in the Territory at least in such number and/or compilation to effectively implement the Commercialization Plan. For the first [redacted] of commercialization of the Product, Basilea shall provide to Cardiome a total of up to [redacted] days per year with Product training in English at a location of Basilea’s choosing .
3.5	Compliance with Law. Cardiome shall instruct its sales force and other representatives to comply with any Applicable Law (including relevant industry codes) related to Cardiome’s Commercialization and medical affairs activities.
3.6	Marketing Materials.
(a)	Basilea shall provide Cardiome with copies, whether electronic or otherwise, of representative samples in English of core promotional literature and advertisements for the Product used by Basilea in the markets where Basilea commercializes the Product prior to the Effective Date (''Basilea Core Materials”). Basilea shall subsequently provide to Cardiome any substantial or material updates to the messages or information included in the Basilea Core Materials within ten (10) days of any such Basilea Core Materials updates.
(b)	Cardiome shall use the Basilea Core Materials to create similar promotional literature and advertisements for the Product to Commercialize the Product in the Territory (“Cardiome Core Materials”). Cardiome shall customize the Cardiome Core Materials as appropriate for each country where it Commercializes the Product, including by obtaining professional translations of the Cardiome Core Materials into the official language(s) of the Territory.
(c)	To the extent that Cardiome wishes to vary materially from the Basilea Core Materials in the messages or information included in its Cardiome Core Materials, Cardiome shall provide to Basilea copies of such changes (in English) together with an explanation (in English) of the necessity for such changes for Basilea's review and approval. Basilea will conduct a timely review (maximum twenty (20) business days) of such Cardiome Core Materials and will either confirm that Cardiome may use such Cardiome Core Materials, or request that reasonable changes are made.
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(d)	Cardiome shall provide Basilea with a copy of all Cardiome Core Materials (in English) and of all country marketing materials based thereon (in original language) and shall permit Basilea to share the Cardiome Core Materials on a confidential basis with any Basilea Affiliate or license partner in order to allow Basilea to coordinate its global sales and promotion of the Product.
(e)	Cardiome shall ensure that the Cardiome Core Materials, training materials, and any representations made in relation to the Product comply with all Applicable Law and accurately represent Basilea's current view of or approach in relation to the Product, including scientific content, communication and global marketing strategy as that view or approach has been communicated to Cardiome by Basilea, for example in the JSC.
3.7	Exclusive License Notification. To the extent permitted by Applicable Law, Cardiome shall indicate on the Cardiome Core Materials (including any internet site) and on the packaging of the Product, that the Product is exclusively licensed by Basilea to Cardiome in the Territory.

ARTICLE 4	REGULATORY MATTERS AND PHARMACOVIGILANCE

4.1	Regulatory Responsibility in Core European Territory.
(a)	Cardiome’s Responsibilities.
(i)	The Product is approved in certain EU countries under a decentralized procedure and Basilea holds National Marketing Authorisations in the Territory in Austria, Belgium, France, Germany, Italy, Luxembourg, Spain, and the UK as of the Effective Date. Promptly after the Effective Date, Basilea shall transfer all National Marketing Authorisations in these countries to Cardiome.
(ii)	Basilea has completed the Repeat-Use Procedure for Ireland, Poland, and Portugal but has not yet received National Marketing Authorisations in these countries. Once Basilea receives the National Marketing Authorisations in these countries, Basilea shall transfer them to Cardiome
(iii)	Basilea holds a Marketing Authorization in Switzerland. Promptly after the Effective Date, Basilea shall transfer the Marketing Authorisation for Switzerland to Cardiome.
(iv)	For any countries in the Core European Territory in which the Product is not yet registered, Cardiome shall notify Basilea of its intent to register the Product in such countries in line with the Commercial Launch Plan. Basilea shall thereafter initiate a Repeat-Use Procedure in such country within six (6) months of receipt of Cardiome’s notice of its intent to register in such country (such six (6) month period being elongated if there is an ongoing or urgent planned regulatory process not allowing the filing of the Repeat-Use Procedure within such timeframe). Once Basilea receives the National Marketing Authorisations in such countries, Basilea shall transfer them to Cardiome or, upon Cardiome’s request, to Cardiome’s approved Third Party Sublicensees (pursuant to Section 2.1).
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(v)	After transfer of the National Marketing Authorisations from Basilea pursuant to Sections 4.1(a)(i), (ii) or (iv), or transfer of the Marketing Authorisation for Switzerland pursuant to Section 4.1(a)(iii), Cardiome shall be the National Marketing Authorisation holder of all National Marketing Authorisations in the Core European Territory. Cardiome shall undertake all national regulatory activities and procedures including preparing and filing Submission of national variations and Submission of the national phase after the end of any harmonized EU procedure in the required format, e.g. eCTD, NeeS, etc.
(vi)	For the avoidance of doubt, Cardiome shall conduct all regulatory activities under its responsibility as specified in Sections 4.1(a)(i)-(v) at its own cost, including but not limited to [redacted]
(b)	Basilea’s Responsibilities. Basilea will be responsible to oversee and maintain the harmonized Dossier and submit changes to the harmonized Dossier as needed, for instance related to variations and Repeat-Use Procedures pursuant to Section 4.1(a)(iv). Cardiome shall bear the [redacted]
4.2	Regulatory Responsibility in Non-EU Eastern European Territory. Cardiome will be responsible for and bear the cost of all regulatory activities in the Non-EU Territory and will be the Marketing Authorization Holder of all Authorisations gained in the countries of such territory. Cardiome shall prepare and file all Submissions in the Non-EU Eastern European Territory. Cardiome shall undertake such activities pursuant to the regulatory timelines and plans included in the Commercial Launch Plan and in the Commercialization Plans.
4.3	Transfer of Regulatory Information and Cooperation.
(a)	Within thirty (30) days of the Effective Date, Basilea will provide to Cardiome the regulatory information specified in Section 2.9(a)(i)(A).
(b)	The Parties will cooperate as necessary to effectuate the transfer of responsibilities from Basilea to Cardiome and in particular the transfer of any Authorisations promptly after the Effective Date (in the case of Authorisations existing as of the Effective Date) and promptly after grant of the Authorisation (in the case of Authorisations not yet granted as of the Effective Date). Cardiome shall prepare any necessary documentation of transfer for Basilea’s review and signature and Basilea shall review and sign (including with any legally required notarization or other formal requirements). Each Party shall bear its own cost for such activities.
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(c)	Upon reasonable request of either Party, the other Party will provide support in responding to questions from Regulatory Authorities related to the Product.
(d)	Cardiome shall obtain and maintain all licenses and permits required for it to Commercialize the Product in the Territory, including but not limited to a Wholesaler Dealer License which Cardiome shall hold through an Affiliate located in the EU.
4.4	Regulatory Submission Responsibilities.
(a)	Both Parties shall keep each other duly informed of any contacts, communications, correspondence and meetings with Governmental and Regulatory Authorities concerning the Marketing Authorizations and/or the Product and which might affect the Parties’ collaboration under this Agreement.
(b)	For all material Submissions which Cardiome plans to make to Regulatory Authorities for the Product in the Territory, Cardiome shall, at least twenty (20) Business Days prior to the intended date of Submission, provide a copy of such Submission, including any Type II variations or renewals (in English) to Basilea for Basilea’s review and reasonable comments which shall be incorporated.
(c)	For all Submissions which Basilea plans to make to Regulatory Authorities for the Product in the Territory, Basilea shall, at least twenty (20) Business Days prior to the intended date of Submission, provide a copy of such Submission (in English) to Cardiome for its review and comment, with reasonable comments to be incorporated.
(d)	Cardiome shall also (i) promptly inform Basilea of (A) the acceptance by any Regulatory Authority in the Territory of any Submission by Cardiome (or by any Affiliate or Third Party on its behalf), (B) the approval by any Regulatory Authority in the Territory of any Submission by Cardiome (or on its behalf) (including the grant of an Authorisation) or (C) any other change in the regulatory status of any Authorisation, in no event later than ten (10) Business Days after receipt by Cardiome of notice of the applicable event described in the foregoing (A), (B) and (C), and (ii) provide Basilea with a copy of all (A) Submissions by Cardiome (or on its behalf) to a Regulatory Authority in the Territory, in English and in editable electronic CTD format, or another editable format, where CTD format is unavailable and (B) any approvals by any Regulatory Authority in the Territory of any Submission by Cardiome (or on its behalf) (including the grant of an Authorisation), within ten (10) Business Days after making such Submission or receiving such approval.
(e)	Basilea shall use Commercially Reasonable Endeavours to inform Cardiome about material changes to the Dossier (such as a change in manufacturer) which will require Submissions to Regulatory Authorities pursuant to Section 4.1(b), and Cardiome shall have the obligation to make corresponding Submissions in Non-EU Eastern European Territory and Switzerland.
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4.5	Safety Data Exchange Agreement and Master Global Safety Database.
(a)	Within twenty (20) days of the Effective Date, the Parties shall enter into a safety data exchange agreement (“Safety Data Exchange Agreement”) describing the procedures which Basilea and Cardiome shall implement and the responsibilities that both Parties will assume in order to ensure that: (i) the relevant safety information relating to the Product is exchanged in a timely manner; and (ii) that both Parties can fulfil their respective pharmacovigilance obligations under Applicable Law.
(b)	Basilea shall have the responsibility of creating and maintaining the master global safety database for the Product.
(c)	Prior to execution of the Safety Data Exchange Agreement and during the Initial Transition Period, Pharmacovigilance in the Territory shall be the responsibility of Basilea.
(d)	After execution of the Safety Data Exchange Agreement and after completion of the Initial Transition Period, Pharmacovigilance in the Territory shall be the responsibility of Cardiome.
4.6	Cardiome’s Obligations Related to Studies and Tests. Subject to Section 4.7, Cardiome shall have the obligation to conduct all development activities for the Territory, as follows:
(a)	Cardiome shall perform any activities required to fulfill post-approval commitments in the Territory and shall implement the risk management plan by performing the surveillance studies described therein. As of the Effective Date, three surveillance studies have been contracted and are a part of the risk management plan which has been approved by the Regulatory Authority. Cardiome shall not require Basilea’s prior approval to conduct such activities, but shall keep Basilea informed of its performance of such activities through regular reports, such as in the JSC.
(b)	In its discretion, Cardiome may support investigator initiated trials (“IITs”) related to the Product. Prior to providing such support, Cardiome shall inform Basilea of the planned IIT protocol and shall allow Basilea an opportunity to comment thereon.
(c)	With the prior written approval of Basilea (in its sole discretion, not to be unreasonably withheld), Cardiome may (i) conduct any non-clinical or clinical study involving the Product and/or (ii) perform any Tests related to the Product.
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(d)	Cardiome shall be responsible for conducting all activities specified in Sections 4.6(a)-(c) and shall bear all related costs. Pharmacovigilance requirements related to such activities shall be described in the Safety Data Exchange Agreement. Cardiome shall conduct all clinical studies in compliance with the current Declaration of Helsinki on Ethical Principles for Medical Research Involving Human Subjects, as well as according to ICH guideline (E6) for good clinical practice (cGCP). All data and reports from such activities conducted by Cardiome shall be maintained in compliance with Applicable Law and cGCP by Cardiome and shall be made available in timely fashion to Basilea in a standard industry format and media allowing reproducibility and independent analysis. Cardiome shall own all such data and reports and hereby grants to Basilea full use free of charge of all such data and reports in perpetuity, for any purpose related to the development, manufacturing, Regulatory Approval and commercialization of the Product, including the right to provide such data and reports to Basilea's Affiliates and license partners.
4.7	Basilea’s Obligations Related to Studies and Tests. Subject to Section 4.6, Basilea will be responsible for, and bear the cost of conducting and supporting the European Union PIP and any Investigator Initiated Trial (IIT) and/or any other non-clinical or clinical study that was contracted prior to the Effective Date. Basilea will conduct the European Union PIP in compliance with Applicable Law.
4.8	Basilea’s Ongoing Phase 3 Program. As of the Effective Date, Basilea is planning a Phase 3 clinical program in SAB and ABSSSI, and potentially at a later date in CAP with the goal of a registration in the United States. Such studies could, if successful, enable an application for a label extension in the Territory for SAB and/or ABSSSI. The following shall apply with respect to this Phase 3 clinical program:
(a)	Basilea shall be solely responsible to conduct and bear the costs for this phase 3 clinical program, and shall conduct such program in its sole discretion, including making any decision to cease conducting such program;
(b)	All data and knowledge produced from the Phase 3 clinical program shall be considered Know-How under this Distribution Agreement and therefore is licensed to Cardiome with no further compensation other than as specified in this Distribution Agreement. For the avoidance of doubt, the milestone in Section 8.2(b) shall be due in the event that the Product is approved with an indication for SAB in the countries specified in such Section;
(c)	Basilea will inform Cardiome of the identity of the hospitals and investigators in the Territory with whom it plans to conduct any such clinical studies;
(d)	Basilea will discuss with Cardiome through the JSC the outcome of the Phase 3 program and its plan to update the core harmonized Dossier for the Product as soon as reasonably possible upon completion of the studies, and Cardiome shall thereafter update the Commercial Launch Plan and/or the Commercialization Plan. The Parties shall thereafter cooperate to make such Submissions (pursuant to Section 4.4) as necessary to update the Dossier, in accordance with Article 4.1(b) and 4.2.
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4.9	Market Access.
(a)	Basilea will, to the extent allowed by Applicable Law, transfer all market access and pricing and reimbursement activities for the Product in the Territory to Cardiome promptly after the Effective Date. Thereafter, Cardiome will be responsible for gaining and maintaining national market access (including pricing, reimbursement and health technology assessments) and for market access on a regional, local and hospital level in the Territory. Upon Cardiome’s reasonable request, Basilea [redacted] Cardiome shall keep Basilea informed and share with Basilea documents related to Cardiome’s market access and pricing and reimbursement activities with the Regulatory Authorities.
(b)	If a Governmental or Regulatory Authority in the Territory provides significant incentives relating to the Commercialization in order to secure access to new anti-infective medicines, the Parties shall discuss in good faith the appropriate distribution between the Parties of such incentives.
4.10	Cessation of Regulatory or Commercialization Activities. If Cardiome plans to cease regulatory or Commercialization activities in a country or countries in the Territory, Cardiome shall inform Basilea through the JSC and there shall be a JSC discussion of such plan to ensure compliance with law and all regulatory requirements in such country or countries. For the avoidance of doubt, Cardiome’s obligation with respect to regulatory and Commercial activities in the Territory is to use its Commercially Reasonable Endeavours.

ARTICLE 5	SUPPLY OF PRODUCT

5.1	Exclusive Supply. Cardiome shall purchase all of its requirements of the Product exclusively from Basilea.
5.2	Delivery. “Deliver,” “Delivered” and/or “Delivery” shall mean the delivery of Product by Basilea to Cardiome in the form of Finished Product (vials) EX-WORKS manufacturer (Incoterms 2010), which means Basilea delivers the Product when it places the Product at the disposal of Cardiome at a Facility chosen by Basilea, not loaded on any collecting vehicles and not cleared for export. Delivery location as of the Effective Date is at the premises of [redacted]. Basilea shall provide Qualified Person Release (meaning the certification by a Qualified Person that Product is manufactured in accordance with the requirements of the relevant authorizations pursuant to Annex 16 to the EU Guide to Good Manufacturing Practice) and certificates of compliance and certificates of analysis with each batch of Product at Delivery.
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5.3	Stock. Cardiome shall maintain an appropriate stock of the Product for the Territory to ensure timely delivery to Wholesalers, Third Party Distributors, Third Party Licensees or Customers.
5.4	Minimum Purchase Quantities.
(a)	A five-year plan (starting with the first full calendar year after the Effective Date) for the annual minimum quantities of Product to be purchased by Cardiome in [redacted] is attached as Schedule 5 and a five-year plan for the annual minimum quantities of Product to be purchased by Cardiome in other countries in the Territory shall be agreed by the Parties within three (3) months of the Effective Date (the quantities included in such attached plan and the quantities in the plan that will be agreed are “Minimum Purchase Quantities”). By the end of the fourth calendar year included in this five-year plan Cardiome shall propose Basilea the Minimum Purchase Quantities for the following five calendar years, which shall then be mutually agreed. Subsequent five year periods shall be planned in the same manner.
(b)	Cardiome shall purchase not less than the Minimum Purchase Quantities listed in the five-year plans.
(c)	As the Minimum Order Quantity may be in excess of the Minimum Purchase Quantity for a certain country in a certain year, if Cardiome in fact orders an amount of Product which is equivalent to or greater than the Minimum Order Quantity and is in excess of the Minimum Purchase Quantity for that country for the relevant year, then such excess amount (calculated as the difference between the amount ordered and the Minimum Purchase Quantity in a country) shall be credited against the next year’s Minimum Purchase Quantity for such country. Such credit shall carry forward only one year and shall not be applied to any subsequent years.
(d)	If Cardiome fails to purchase the Minimum Purchase Quantities (on a country-by-country basis) in any calendar year, the Parties shall discuss in good faith the reasons underlying Cardiome’s failure to meet such requirement, any corrective measures that Cardiome could take to potentially meet such requirement in future years, and whether the Minimum Purchase Quantities should be adjusted for a certain country or countries or for a certain time period. If Cardiome fails to purchase the Minimum Purchase Quantities for two consecutive calendar years in a certain country, Basilea may terminate the Distribution Agreement for that country in accordance with Section 14.4(f).
(e)	If upon launch of a generic version of the Product or upon any other significant market change within the Territory, Cardiome reasonably determines that such generic competition or significant market change requires an adjustment of the Minimum Purchase Quantities or Minimum Transfer Price, the Parties shall discuss in good faith an adjustment of the respective Minimum Purchase Quantities and/or Minimum Transfer Price for the relevant country.
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5.5	Order Forecasts, Purchase Orders and Shelf Life.
(a)	Cardiome shall provide Basilea with the following order forecasts:
(i)	within forty-five (45) days of the Effective Date a non-binding eighteen (18) month forecast of Cardiome’s estimated orders including the Delivery dates of such orders (number of packs of Finished Product per stock keeping unit) of the Product for each country in the Territory (“Initial Order Forecast”);
(ii)	no later than six (6) months prior to the First Commercial Supply Date, and in each calendar month thereafter, a rolling forecast of Cardiome’s estimated orders including the Delivery dates of such orders (number of packs of Finished Product per stock keeping unit) of the Product for each country in the Territory for the eighteen (18) month period commencing with the month in which such forecast is provided (“Rolling Order Forecast”).
(b)	The quantities of Product included in the first six (6) months of each Rolling Order Forecast shall be binding (“Binding Quantities”). For the avoidance of doubt, in each monthly update of the Rolling Forecast, the remaining five (5) months of the preceding Binding Quantities remain binding in each Rolling Order Forecast.
(c)	Cardiome shall issue written Purchase Orders no later than six (6) months prior to the proposed Delivery date for Product and for amounts no less than provided in the Minimum Order Quantities.
(d)	The Purchase Orders shall include quantities of Product within a range of ninety percent (90%) to one hundred and ten percent (110%) of the Binding Quantities. If Cardiome wishes to issue a Purchase Order in excess of such limits, Cardiome shall inform Basilea in due advance and Basilea shall have the right to respond to such request in its sole discretion. For the avoidance of doubt, the total quantities of Product purchased in any calendar year shall not fall short of the Minimum Purchase Quantities.
(e)	Upon receipt of a Purchase Order, Basilea shall confirm receipt and issue an acceptance form, confirming quantities and the target Delivery date, which shall be within forty-five (45) days of the proposed Delivery date indicated on the Purchase Order.
(f)	In the event that Basilea anticipates any delay in Delivery of Product, Basilea shall inform Cardiome in writing of such delay and provide Cardiome with the updated Delivery date as soon as practicable.
(g)	In the event of any conflict between the provisions of this Agreement, any Purchase Order, Basilea’s acceptance form or related invoice form, the provisions of this Agreement shall govern and control.
(h)	[redacted]
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5.6	Artwork.
(a)	No later than at the time of issuing the first Purchase Order for each country, Cardiome shall provide Basilea with all relevant information to perform secondary packaging for such country, including but not limited to art work, blister imprints, label, patient information leaflet and folding box or carton (together “Artwork”). Cardiome shall be responsible for confirming that Artwork complies with Applicable Law. Notwithstanding the above, for as long as it is permitted by the applicable Regulatory Authorities for Cardiome to sell Product using the currently approved Basilea Artwork, Cardiome may issue Purchase Orders for Product which bears the currently approved Basilea Artwork.
(b)	Basilea shall within thirty (30) days of receipt of the Artwork from Cardiome send to Cardiome a proof-for-print Artwork for Cardiome’s final approval which Cardiome shall provide within ten (10) days of receipt of the proof-for-print. Basilea shall thereafter procure that Finished Product for the relevant country is produced using the Cardiome-approved Artwork.
(c)	For all Purchase Orders following the first order of Product for each country, Cardiome shall inform Basilea if there shall be any change to the Cardiome-approved Artwork. Cardiome shall notify Basilea of any changes to the Artwork in line with the timelines set out in Sections 5.6(a) and (b).
(d)	To the extent that any errors in Artwork in the Finished Product were present in the proof-of-print Artwork approved by Cardiome, Cardiome shall bear all costs of replacement or correction. In case errors occur which were not present in the proof-of-print Artwork approved by Cardiome, Basilea shall bear all costs of replacement or correction.
(e)	Basilea shall provide Cardiome with the estimated Third Party costs for the secondary packaging and related required quality activities no later than one hundred (100) days prior to the Delivery date. Cardiome shall confirm acceptance of the estimated secondary packaging costs. If no confirmation is provided by Cardiome within five (5) days, the secondary packaging costs are considered to be approved. Basilea shall charge Cardiome on a pass-through basis for the costs of preparation of Finished Product. If in any calendar year the pass through cost of secondary packaging, including labelling, for all of the countries combined, exceeds [redacted]of net sales for the relevant period, then the Parties shall discuss in good faith if any adjustment can be made to production planning or otherwise to reduce costs.

ARTICLE 6	MANUFACTURING STANDARDS AND QUALITY ASSURANCE

6.1	Quality Agreements. The Parties shall discuss in good faith and agree a Quality Agreement within thirty (30) days of the Effective Date or prior to the first Purchase Order, whichever occurs first, such Quality Agreement to cover the period of time during which Basilea supplies Cardiome and Basilea continues to hold the Marketing Authorisation in any country or countries in the Territory (the “First Quality Agreement”). The Parties shall subsequently discuss in good faith and agree a second Quality Agreement no later than the transfer date of the first Marketing Authorization to cover the period of time during which Basilea supplies Cardiome and Cardiome holds the Marketing Authorisation in any country or countries in the Territory (the “Second Quality Agreement”). Together the First Quality Agreement and the Second Quality Agreement shall be deemed the “Quality Agreements.” In the event of a conflict between the terms of the Quality Agreements and the terms of this Agreement with respect to quality issues, the terms of the Quality Agreements shall prevail. In the event of a conflict between the terms of the Quality Agreements and the terms of this Agreement with respect to non-quality issues, the terms of the Agreement shall prevail.
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6.2	Manufacturing Standards. Basilea shall have manufactured and supply the Product strictly in accordance with the Specifications, Applicable Law, the requirements of the Dossier, and the Quality Agreement.
6.3	Maintenance and Retention of Records. Both Parties shall maintain detailed Records with respect to the Product in accordance with the Quality Agreement and Applicable Law.
6.4	Audits. Upon reasonable prior notice and the pre-agreement of the affected Facility, Cardiome may request that it or its approved Third Party Licensees be able to physically audit all Facilities (in which case Basilea may decide in its sole discretion to join such audit), or to join routine visits of Basilea to its Facilities. Cardiome shall bear all of its own and any Third Party costs of audits that it solely requests, and shall bear all of its own costs to join any routine visit of Basilea to a Facility. Conduct of periodic quality audits will be described in the Quality Agreement. In the event of Product Recall or an emergency, each Party shall provide necessary access as soon as practicably possible upon the other Party’s request.
6.5	Inspections. If inspections are requested by a Regulatory Authority, each Party shall grant to the other Party reasonable access on reasonable prior notice during normal business hours to its sites or (as feasible) to the sites of its Third Party Licensees and Third Party Distributors to allow that Party to prepare for such Regulatory Authority inspection or to allow that representatives of any Regulatory Authority inspect and take copies of all material documentation as may be required by the Regulatory Authority. Cardiome shall bear all of its own and Third Party costs of pre-inspection visits that it requests.
6.6	Quality Tests and Checks. Basilea shall provide Product in accordance with the Specifications and shall conduct and document tests and test results (including but not limited to all bulk holding stability, manufacturing trials, validation (including, but not limited to, method, process and equipment cleaning validation), raw material, in-process, bulk finished product and stability (chemical and/or microbial) tests or checks required to assure the quality of the Product) in compliance with the Specifications, the approved Dossier, the Quality Agreement and Applicable Law.
6.7	Transportation, Storage and Distribution of Product. Cardiome shall transport, store and distribute the Product in accordance with: (i) applicable good distribution practice (GDP) principles and/or good manufacturing practice (GMP); (ii) associated guidelines; (iii) the approved Specifications in the Territory; and (iv) all Applicable Law.
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6.8	Compliance with Basilea Instructions. Cardiome shall adhere to Basilea’s express instructions regarding storage and transport conditions for the Product (including but not limited to the temperature, humidity and safety data sheet) of which Basilea shall provide notice from time to time. If an excursion from the storage and transport conditions specified by Basilea occurs during Cardiome’s transport or storage of the Product, then Cardiome may request from Basilea, and Basilea shall provide, such data and information as is necessary for Cardiome to evaluate such excursion.
6.9	Inspection. Cardiome shall, within ten (10) business days following Delivery of Product, carry out an inspection and shall promptly notify Basilea in writing in sufficient detail of any visible nonconformity or nonconformity identified related to the certificate of conformance together with reasonable supporting documentation to evidence such nonconformity. If Cardiome does not notify Basilea in writing of rejection of such Delivery within such five (5) business days, the Delivery of Product shall be deemed to have been accepted by Cardiome.
6.10	Latent Defects. In case of an alleged Latent Defect found within the Product’s shelf life, Cardiome shall promptly upon discovery notify Basilea in writing in sufficient detail of the alleged Latent Defect together with reasonable supporting documentation to evidence such alleged Latent Defect.

6.11	Return Authorisation.
(a)	Within ten (10) days of receipt by Basilea of a notice of nonconformity from Cardiome in accordance with Section 6.9 or a notice of alleged Latent Defect in accordance with Section 6.10, Basilea shall indicate in writing to Cardiome whether Basilea will issue a return authorisation. In the event that Basilea issues a return authorisation, Cardiome shall return to Basilea the allegedly nonconforming or defective Product within ten (10) days of such notice at Basilea’s cost and Basilea shall free of charge replace such Product by conforming or non-defective Product as soon as reasonably practicable thereafter and shall bear the associated shipping costs.
(b)	After receipt of a nonconformity notice from Cardiome pursuant to Section 6.9 or a notice of alleged Latent Defect in accordance with Section 6.10, if Basilea does not issue a return authorisation under Section 6.11(a), Basilea shall analyse any batch of Product rejected by Cardiome for alleged nonconformity or Latent Defect within sixty (60) days of receipt of such notice, and present its findings with respect to such Product to Cardiome.
(i)	If such tests confirm nonconformity or a Latent Defect, Basilea shall supply to Cardiome conforming or non-defective Product in the same quantity as the rejected Product free of charge within a time: a) not exceeding ninety (90) days in the case of non-conforming Product; or b) in case of a Latent Defect, within a reasonable time for Basilea to address the Latent Defect and supply non-defective Product.
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(ii)	If such tests do not confirm nonconformity or a Latent Defect (meaning if Basilea’s tests confirm conformity and no Latent Defect), but if Cardiome does not accept Basilea’s findings and the Parties cannot agree on whether the Product in question is non-conforming or has a Latent Defect, an independent qualified laboratory shall analyse both Cardiome's and Basilea’s samples of Product in question. The definitive results of such laboratory analysis shall be binding on the Parties as follows:

(a)	the Party who is found to be responsible for nonconformity or Latent Defect by the laboratory shall bear the cost of the laboratory and the testing;

(b)	if the Product in question is determined to be non-conforming or having a Latent Defect, it shall be held for Basilea’s disposition, or shall be returned to Basilea at Basilea’s cost and expense, as directed by Basilea and Basilea shall replace each non-conforming Product, or the portion of non-conforming Product, with conforming Product free of charge and bear the costs and expenses of shipment, as soon as reasonably practical after receipt of notice thereof; and

(c)	if the Product in question is determined to be conforming or not having a Latent Defect, such Product shall remain with Cardiome or be returned to Cardiome at Cardiome's cost and expense.
6.12	Product Recall. The Parties shall comply with the Quality Agreement, particularly regarding Product Recalls, as amended from time to time. Cardiome shall prepare and implement standard operating procedures for the Recall of Product in the Territory that complies with the requirements of this Agreement and the Quality Agreement.
6.13	Decisions on Product Recall.
(a)	Decisions to globally recall Product shall be made by Basilea at its discretion, to the extent permitted under Applicable Law.
(b)	Decisions to recall Product in the Territory where Cardiome is marketing authorization holder shall be made by Cardiome at its discretion. To the extent permitted under Applicable Law; however, Cardiome shall provide Basilea with as much advance notice of such decisions as possible and shall discuss any planned or ongoing recall with Basilea and accept Basilea’s reasonable input regarding such recall.
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(c)	Both Parties shall cooperate with the other party with regard to any recall and shall comply with the procedures set forth in the Quality Agreement.
(d)	Basilea shall reimburse Cardiome’s reasonable costs of complying with this Section 6.13 (including expenses related to communications and meetings with all required Regulatory Authorities, reimbursement of the Assumed Transfer Price or Actual Transfer Price actually paid by Cardiome to Basilea for any recalled Product, expenses relating to the replacement of the recalled Product, the cost of notifying Customers and shipping costs associated with the Recall), provided that the Recall was: (i) the result of a Recall outside the Territory or a global recall; or (ii) the result of out of Specification Product; or (iii) was not caused directly or indirectly as a result of the breach of this Agreement, the Safety Data Exchange Agreement or the Quality Agreement by, or any negligence or willful act or omission on the part of Cardiome, its Affiliates, Third Party Distributors, Third Party Licensees, Wholesalers or subcontractors. If the Recall occurs directly or indirectly as a result of the breach of this Agreement, the Safety Data Exchange Agreement or the Quality Agreement by, or any negligence or willful act or omission on the part of, Cardiome, its Affiliates, Third Party Distributors, Third Party Licensees, Wholesalers or subcontractors, then Cardiome shall bear its own costs of the Recall and a fair portion of Basilea’s costs associated with the Recall.
6.14	Customer Inquiries. Cardiome shall handle all Customer inquiries in the Territory relating to the Product. Each Party shall promptly report in writing to the other Party all suspected Product defects or other problems relating to the use of the Product in the Territory and the Parties shall keep each other reasonably informed of Customer complaints concerning such defects or problems as further defined in Quality Agreements. If Cardiome receives any request or inquiry related to sales of the Product outside of the Territory, Cardiome shall inform Basilea of such requests or inquiries within five (5) business days.
ARTICLE 7	ASSUMED AND ACTUAL TRANSFER PRICE; PAYMENT TERMS

7.1	Cardiome shall pay the price for each Bulk Vial of Product purchased from Basilea in accordance with this Article 7.
7.2	The Assumed Transfer Price (in Swiss Francs) for Bulk Vials of the Product in each country of the Territory until the completion of the first four (4) calendar quarters following the Effective Date is provided in Schedule 8. The Assumed Transfer Price will be agreed upon between the Parties on an annual basis at least thirty (30) days prior to the beginning of each relevant period, provided that if the Parties are unable to agree, the Assumed Transfer Price for a subsequent period shall be equivalent to the Actual Transfer Price in the previous four calendar quarters.
7.3	Actual Transfer Price and Minimum Transfer Price
(a)	The Actual Transfer Price for Bulk Vials of the Product in the Territory shall be calculated as follows:
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(i)	[redacted] percent ([redacted]%) of Net Sales until completion of the first four (4) full calendar years following the Effective Date;
(ii)	[redacted] percent ([redacted]%) of Net Sales starting from the fifth (5th) calendar year until the end of the eighth (8th) year;
(iii)	[redacted] percent ([redacted]%) of Net Sales starting from the ninth (9th) calendar year until the end of the Term.
(b)	Notwithstanding the above, in no event shall the Actual Transfer Price paid by Cardiome to Basilea be less than the Minimum Transfer Price, however the following (i) and (ii) apply:
(i)	[redacted]
(ii)	[redacted]
(c)	If the situation in (b)(ii)(a) has occurred in two sequential calendar quarters, then the Parties shall hold good faith discussions of the situation to try to find solutions.
7.4	Basilea shall invoice Cardiome for each Delivery of Product contained in such Delivery, based on the Assumed Transfer Price in Swiss Francs. Such invoice will include value added taxes, if applicable. Cardiome shall pay by bank transfer the relevant invoice within [redacted] of receipt of such invoice. If Cardiome is overdue with any payment hereunder, then without prejudice to Basilea's other rights or remedies, Cardiome shall be liable to pay interest on the overdue amount at the annual rate of three percent above the three (3) month London Interbank Rate, which interest shall accrue on a daily basis from the date payment becomes overdue until Basilea has received full payment of the overdue amount together with all interest that has accrued, and shall be payable within ten (10) calendar days of the date of Basilea's invoice in respect of the same.
7.5	Within fifteen (15) days following (i) the end of each calendar quarter and (ii) the expiration or earlier termination of this Agreement, Cardiome shall provide Basilea with a Net Sales report including detailed itemized (in accordance with Section 1.57) calculations of the Net Sales on a country-by-country level (in local currency and in Swiss Francs) and including the number of vials of Product sold in the Territory during such calendar quarter. All amounts which require conversion from local currencies into Swiss Francs shall be converted based on the quarterly average rates published on http://www.oanda.com/currency/average for the respective currency and for the respective calendar quarter. Cardiome shall include such currency rates used to convert local currencies to Swiss Francs in the Net Sales report.
7.6	Basilea shall promptly calculate the Actual Transfer Price per vial of Product on a country by country basis in Swiss Francs based on the reported Net Sales and compare the Assumed Transfer Price per vial invoiced to Cardiome during such calendar quarter against the Actual Transfer Price per vial calculated for that calendar quarter. If the result of such comparison is that the Actual Transfer Price per vial is greater than the Assumed Transfer Price per vial, Basilea shall invoice Cardiome for the difference (calculated by multiplying the difference between the Actual Transfer Price per vial and the Assumed Transfer Price per vial by the number of vials sold to Cardiome during such calendar quarter), such invoice being payable by Cardiome within thirty (30) days of its date. If the result of such comparison is that the Assumed Transfer Price is greater than the Actual Transfer Price, Basilea shall at Cardiome’s sole option either refund back to Cardiome the calculated amount within thirty (30) days or credit to Cardiome in subsequent invoices such calculated difference until all such credits are finally settled. In no circumstances shall the Actual Transfer Price be less than the respective Minimum Transfer Price, unless otherwise agreed by Basilea in writing.
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7.7       Clawback/Payback/ Managed Entry Requirements Report.

(a)	No later than thirty (30) days after the end of each calendar year on a country-by-country basis, Cardiome shall provide Basilea with a report (“Clawback/Payback/ Managed Entry Requirements Report”) showing a detailed calculation of any Paybacks, Clawbacks or Managed Entry Requirements imposed on Cardiome by a competent Regulatory Authority based on Applicable Law during the preceding calendar year.
(b)	Based on each Clawback/Payback Managed Entry Requirements Report, Basilea shall promptly, and on a cumulative yearly basis of the preceding calendar year, calculate any changes to the Actual Transfer Price per vial of Product previously calculated by Basilea (the “Adjusted Actual Transfer Price”).
(c)	If the calculation in (b) shows that the Actual Transfer Price for the total preceding calendar year is greater than the yearly cumulated total Adjusted Actual Transfer Price for the preceding calendar year, Basilea shall inform Cardiome of such, and thereafter, if the Adjusted Actual Transfer Price per vial is higher than the Minimum Purchase Price, shall refund to Cardiome the difference between the Adjusted Actual Transfer Price and the Actual Transfer Price, such refund to be paid by Basilea within thirty (30) days from Basilea’s receipt of Cardiome’s request for such refund.
(d)	If the calculation in (b) shows that the Adjusted Actual Transfer Price per vial is lower than the Minimum Transfer Price, the applicable Minimum Purchase Price for the relevant period and country will be reduced by [redacted] of the difference between the Actual Transfer Price and the Adjusted Actual Transfer Price (“Adjusted Minimum Transfer Price”), and Basilea shall refund to Cardiome the difference between the Adjusted Actual Transfer Price and the Actual Transfer Price, such refund to be paid by Basilea within thirty (30) days from Basilea’s receipt of Cardiome’s request for such refund. For the avoidance of doubt, in no event shall the payment made by Cardiome to Basilea be less than the Adjusted Minimum Purchase Price per Bulk Vial of Product for the relevant period and country.
(e)	As an example, [redacted]
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(f)	The conversion of the difference between the Adjusted Actual Transfer Price and the Actual Transfer Price from local currency into Swiss Francs for each SKU will be done on a country-by-country basis using the average yearly rates published on http://www.oanda.com/currency/average for the respective currency.
(g)	For the avoidance of doubt, Basilea will be responsible for any and all Clawback/Payback payments, (including payments due to AIFA) that have been incurred prior to the Effective Date. Any Clawback/Payback payments which relate to a time period before prior to and after the Effective Date shall be borne by each Party on a prorated basis and Cardiome will be responsible for any portion that is related to the time period starting on and continuing after the Effective Date.
7.8	Any and all expenses, costs and charges incurred by Cardiome in the performance of its obligations under this Agreement shall be paid by Cardiome, unless otherwise agreed in writing with Basilea.
7.9	Each Party shall pay all sums payable by it under this Agreement free and clear of all deductions or withholdings unless the Applicable Law require a deduction or withholding to be made.
7.10	Cardiome and Basilea will cooperate with respect to all documentation required by any tax authority, or reasonably requested by Cardiome or Basilea related to any payment or other obligations under this Agreement to ensure that Cardiome and Basilea can submit any tax filings in line with local regulations and requirements.

ARTICLE 8	EXECUTION PAYMENT; REGULATORY PAYMENTS; MILESTONE PAYMENTS

8.1	Execution Payment. Upon execution of this Agreement, Cardiome will pay to Basilea an execution payment of CHF [redacted] ([redacted] Swiss Francs) (“Execution Payment”).
8.2	Milestone Payments.
(a)	Sales Milestone Payments. When aggregate annual Net Sales in the Territory in any calendar year reach the following thresholds for the first time, Cardiome will make the following one-time milestone payments to Basilea within thirty (30) days of the respective thresholds being reached:
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Threshold in EUROs (aggregate annual Net Sales in the Territory in any calendar year)	Milestone payments in EUROs
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]

For the avoidance of doubt, in the event more than one threshold as listed above is reached in any calendar year for the first time, Cardiome shall make all one-time milestone payments achieved to Basilea (no matter whether more than one is achieved during a single calendar year).

(b)	Regulatory Milestone Payment. When the Product is approved with an indication for bacteremia in all five (5) of the countries, Germany, France, Italy, Spain, and the UK, Cardiome will make a one-time milestone payment of CHF [redacted] ([redacted] Swiss Francs) to Basilea within thirty (30) days of the milestone being met.

ARTICLE 9	REPRESENTATIONS AND WARRANTIES

9.1	Mutual Warranties. Each Party represents, warrants and covenants to the other Party that:
(a)	it has full corporate power and authority to enter into the Agreement and to carry out its obligations hereunder;
(b)	it is duly authorised to execute and deliver the Agreement and to perform its obligations under the Agreement. The person executing the Agreement on the Party’s behalf has been duly authorised to do so by the Party's articles of association or requisite corporate action;
(c)	this Agreement is legally binding and enforceable in accordance with its terms. The execution, delivery and performance of the Agreement by a Party will not be prevented or impaired by any agreement, instrument or understanding, oral or written, to which that Party is a Party or by which that Party may be bound, nor violate any Applicable Law; and
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(d)	it is aware of no action, legal proceedings or inquiry or investigation instituted by any governmental or regulatory agency or by any other person or company that might question or threaten the validity of the Agreement.
9.2	Warranties of Basilea. Basilea represents warrants and undertakes to Cardiome that:
(a)	Basilea or one of its Affiliates Controls or is the legal and beneficial owner or applicant for registration of each of the Trade Marks, Domains and Patents;
(b)	the details of the Trade Marks, Domains and Patents are correct in all material respects;
(c)	with respect to its activities related to the Product in the Territory under this Agreement, it shall not, and shall procure that each of its employees, directors, officers, Affiliates, Third Party Distributors, Third Party Licensees, Wholesalers, subcontractors, agents, representatives and other involved Third Parties shall not (i) offer, promise or give an advantage to another person, or (ii) request, agree to receive or accept a financial or other advantage in violation of any anti-corruption laws, rules, regulations and decrees applicable to the respective Party (collectively, “Anti-Corruption Legislation”), including but not limited to the United States Foreign Corrupt Practices Act, as amended (the “FCPA”), the United Kingdom Bribery Act 2010 (the “Bribery Act”) and any implementing legislation under the OECD Convention Against the Bribery of Foreign Government Officials in International Business Transactions (“OECD Convention”). It is Basilea's responsibility to be familiar with, and comply with, the provisions of the applicable Anti-Corruption Legislation;
(d)	all actions required to be taken to prosecute and maintain the Trade Marks, Domains and Patents (including payment of all applicable annuities due and payable) have been and will be taken or paid during the Term;
(e)	all documents provided in the dataroom for Cardiome’s review are owned or under the Control of Basilea and can be provided to Cardiome as needed for it to undertake its obligations under this Agreement, and Basilea and its Affiliates have not, to its best knowledge, withheld from Cardiome any material information in the possession of Basilea or its Affiliates related to the safety, toxicity, quality or efficacy of the Product that a biopharmaceutical company would reasonably consider to be material for a Regulatory Authority’s evaluation of the safety, toxicity, quality and/or efficacy of the Product;
(f)	Basilea has not received any material written communications alleging that the conduct of the Parties’ responsibilities as currently proposed under this Agreement would violate any of the intellectual property rights of a Third Party, and Basilea is not aware of any fact that is likely to give rise to such allegation from any Third Party;
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(g)	with respect to its activities related to the Product in the Territory under this Agreement, it shall ensure compliance with any applicable sanctions, prohibitions or restrictions under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America;
(h)	Basilea and its Affiliates have not, to its best knowledge, withheld from any Regulatory Authority any material information in the possession of Basilea or its Affiliates related to the safety, toxicity, quality or efficacy of the Product that a biopharmaceutical company would reasonably consider to be material for a Regulatory Authority’s evaluation of the safety, toxicity, quality and/or efficacy of the Product;
(i)	none of Basilea or its Affiliates is engaged in any proceedings in any court, arbitration, administrative or other tribunal anywhere in the world which affects or relates to the Product (including but not limited to claims relating to product liability);
(j)	Basilea is not aware of any Patents of any Third Party that covers the composition of matter of Drug Substance, or the use of Drug Substance or Product for the Subject Indication and that would be infringed by the manufacture, Development or Commercialization or the use of the Drug Substance or Product in the Territory;
(k)	there are no pending proceedings in any court, arbitration, patent office, or administrative or other tribunal which are concerned with the ownership of any of the Basilea IP and to the best knowledge of Basilea and its Affiliates, as of the Effective Date, there are no pending proceedings in any court, arbitration, patent office, administrative or other tribunal which are concerned with the validity of any of the Basilea IP (other than any pending Trade Mark, Domain or the Patent applications or registration proceedings);
(l)	Basilea will Deliver the Product to Cardiome which has been manufactured in compliance with the manufacturing standards in Section 6.2, and Basilea will comply with all Applicable Laws and good manufacturing practice (cGMP) and good distribution practice (GDP) relating to the manufacturing and supply of the Product under this Agreement; and
(m)	Basilea confirms that it is not aware of any Product recalls or Product defect notices that may impact patient safety, quality or efficacy of the Product, and that it is not aware of any Regulatory Authority inspection findings or proceedings that will impact Basilea’s ability to supply Product in accordance with this Agreement.
9.3	Warranties of Cardiome. Cardiome represents, warrants and undertakes to Basilea that:
(a)	it shall, and shall procure that each of its employees, directors, officers, Affiliates, Third Party Distributors, Third Party Licensees, Wholesalers, subcontractors, agents and representatives shall fulfil any and all of its obligations hereunder in accordance with all Applicable Law related to, including but not limited to, the registration, approval, marketing, promotion, storage, distribution and sale of the Product, including good manufacturing practice (cGMP), good distribution practice (GDP) and all applicable local pharmaceutical industry marketing and promotion codes and guidelines;
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(b)	it shall not, and shall procure that each of its employees, directors, officers, Affiliates, Third Party Distributors, Third Party Licensees, Wholesalers, subcontractors, agents, representatives and other involved Third Parties shall not (i) offer, promise or give an advantage to another person, or (ii) request, agree to receive or accept a financial or other advantage in violation of any anti-corruption laws, rules, regulations and decrees applicable to the respective Party (collectively, “Anti-Corruption Legislation”), including but not limited to the United States Foreign Corrupt Practices Act, as amended (the “FCPA”), the United Kingdom Bribery Act 2010 (the “Bribery Act”) and any implementing legislation under the OECD Convention Against the Bribery of Foreign Government Officials in International Business Transactions (“OECD Convention”). It is Cardiome's responsibility to be familiar with, and comply with, the provisions of the applicable Anti-Corruption Legislation;
(c)	it shall ensure compliance with any applicable sanctions, prohibitions or restrictions under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America. Basilea is exempt from fulfilling its obligations under this Agreement to the extent that the fulfilment of such obligation would expose Basilea to any damages or claims under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America; and
(d)	from time to time, at the reasonable request of Basilea, it shall confirm in writing that it has complied with its undertakings under this Section 9.3 and shall provide any information reasonably requested by Basilea to demonstrate such compliance.
ARTICLE 10	INTELLECTUAL PROPERTY

10.1	Ownership and Maintenance. Basilea shall at its sole cost and expense retain full and exclusive rights, title and interest to, and maintain the registration (as applicable) for all Basilea IP licensed to Cardiome in the Territory that Basilea or its Affiliates own or Control during the Term.
10.2	Alternative Marks. If it is not permissible or advisable for regulatory, legal or other reasons in a country in the Territory to use the Trade Marks as the brand name of the Product, an alternative trademark that is available and that can be registered will be used as the brand name of the Product in the Territory. Such alternative trademarks will be determined by Cardiome after good-faith discussion with Basilea and Basilea shall own and maintain such trademark in the Territory. To the extent permitted under Applicable Law, Basilea’s name shall be included on packaging of Product.
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10.3	Notification of Infringements.
(a)	If Cardiome becomes aware of any actual, threatened or suspected infringement by a Third Party of any Patents, Know-how, Basilea Information or Trade Marks relating to the Product in the Territory, it shall promptly inform Basilea in writing and vice versa. Basilea shall have the first right, but not the obligation, to bring, defend, or maintain any suit or action or to control the conduct thereof against any actual, threatened or suspected infringement and Cardiome shall upon reasonable request from Basilea assist and cooperate with Basilea in any such enforcement or defence (with Basilea to reimburse Cardiome for all its reasonable out of pocket costs and expenses, if any, relating to such enforcement or defence). If Basilea requests Cardiome to join Basilea in such suit or action, Cardiome (including any Affiliate of Cardiome) shall execute all papers and perform such other acts as may be reasonably required, in which case Basilea shall reimburse Cardiome for all its reasonable out of pocket costs and expenses, if any. If Basilea (or its designated Basilea Affiliate) lack standing to bring any such action, then Basilea may ask Cardiome to do so, in which case Basilea shall reimburse Cardiome for its reasonable out of pocket costs and expenses in connection therewith, if any, and Cardiome shall conduct such action in accordance with Basilea's instructions. Any recoveries obtained by Basilea as a result of any proceeding against a Third Party infringer shall be allocated as follows:
(i)	Such recovery shall first be used to reimburse each Party for all reasonable litigation costs in connection with such litigation paid by that Party (other than those already reimbursed to Cardiome under Section 10.3(a));
(ii)	such recovery shall then be used to compensate each Party for the respective damages suffered from the infringement of the respective Patents, Know-how, Basilea Information, Domains or Trade Marks relating to the Product in the Territory, provided that in the event the remaining portion of the recovery is not sufficient to compensate each Party's damages, such compensation shall be paid on a pro-rata share based on the respective damages suffered, provided, however, if such respective damages suffered cannot be reasonably ascertained, the recovery shall be equally shared between the Parties; and
(ii)	the remaining portion of such recovery, if any, shall be shared between the Parties in accordance with their respective share of payments under (ii).

(b)	If Basilea chooses not to take any action, after the expiration of a three (3) months period after notification by Cardiome of actual infringement, to obtain a discontinuance of infringement of the respective Patents, Know-how, Basilea Information or Trade Marks relating to the Product in the Territory, nor to file a suit against any such Third Party infringer, then Cardiome shall have the right, but not the obligation, to take action or bring suit against such Third Party infringer.
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(c)	The enforcing Party has the right at any time and at its sole discretion to enter into any settlement or compromise of any Claim or Proceeding in relation to the Product.

10.4	No Challenge. Cardiome shall not contest or challenge the validity or ownership of, or aid or assist others to contest or challenge the validity or ownership of, any Patents, Trade Marks, regulatory applications, Know-how, Domains or other Basilea Information in or relating to the Product. Basilea may terminate this Agreement in whole or in part in accordance with Section 14.4(f) should Cardiome breach this Section 10.4.
10.5	No Transfer of Goodwill. To the extent necessary to conduct Commercialization, Cardiome and its Affiliates shall have an exclusive non-assignable right and license to use the Trade Marks and Domains for Commercializing the Product in the Territory during the Term in accordance with this Agreement. The use by Cardiome and its Affiliates of the Trade Marks shall not constitute or imply any assignment or transfer of the Trade Marks or any goodwill associated with it. Whatever use Cardiome makes of the Trade Marks shall inure to the sole and exclusive benefit of the Product in accordance with this Agreement.
10.6	Use of Corporate Name. Neither Party shall use the other Party’s corporate name, or use any trade marks (other than the Trade Marks and Domains and only in accordance with the terms and conditions of this Agreement) in connection with any publication or promotion without the other Party’s prior written consent which shall not be unreasonably withheld. The above restriction will not apply to representations that Cardiome is the exclusive licensee and exclusive distributor of Basilea for the Product in the Territory.
10.7	No Survival. Upon the expiration or termination of this Agreement for any reason, except with respect to any remaining stock of the Product, Cardiome agrees to immediately discontinue all use of the Trade Marks and Domains and shall immediately discontinue any and all representations, direct or implied that it is a distributor or licensee of Basilea.

ARTICLE 11	INDEMNIFICATION AND LIABILITY

11.1	Indemnification.
(a)	Cardiome shall defend, indemnify and hold Basilea, its Affiliates and their directors, officers, employees and agents (collectively, “Basilea Indemnitees”), harmless from and against any Losses arising out of or in relation to Third Party claims, actions, suits or other proceedings, or demands (“Third Party Claims”) based on Cardiome's and its Affiliates (i) breach of any of the provisions of this Agreement, the Quality Agreement or the Safety Data Exchange Agreement; (ii) breach of its warranties under this Agreement; (iii) violation of Applicable Law; or Third Party Claims relating to this Agreement caused by the intent (willful act) or negligence of Cardiome and its Affiliates.
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(b)	Basilea shall defend, indemnify and hold Cardiome, its Affiliates and their directors, officers, employees and agents (collectively, “Cardiome Indemnitees”) harmless from and against any Losses arising out of or in relation to Third Party claims, actions, suits or other proceedings, or demands (“Third Party Claims”) based on (a) Basilea's and its Affiliates (i) breach of any of the provisions of this Agreement, the Quality Agreement or the Safety Data Exchange Agreement; (ii) breach of its warranties under this Agreement; (iii) violation of Applicable Law; or Third Party Claims relating to this Agreement caused by the intent (willful act) or negligence of Basilea and its Affiliates, (b) any assertion by a Third Party that its intellectual property rights are or will be infringed or misappropriated by Commercializing of Product, except to the extent that such alleged infringement or misappropriation is attributable to (i) the use of any information or materials other than those provided by Basilea to Cardiome or (ii) the use of such marks, logos or design, other than the Trade Marks, as determined by Cardiome in its sole judgement in Commercializing of Product, (c) for death, personal injury or property damage arising out of, or in connection with, any defective Product which was Delivered by Basilea to Cardiome, except to the extent that the defect is attributable to the acts or omissions of Cardiome Indemnitees.
(c)	The indemnity obligations of each Party under this Article 11 shall be conditioned upon the following:
(i)	the indemnified Party giving a prompt notice of a Third Party Claim no later than thirty (30) days of the indemnified Party’s receipt of such Third Party Claim;
(ii)	the indemnified Party providing reasonable cooperation with the indemnifying Party in the defence of such Third Party Claim: and
(iii)	the indemnified Party’s agreement not to settle such Third Party Claims without the indemnifying Party’s prior written consent, such consent not to be unreasonably withheld or delayed.
(d)	Nothing in this Agreement shall be deemed to exclude or limit the liability of either Party for any form of liability that may not be excluded or limited by Applicable Law.
11.2	Limit on Liability. Neither Party, its Affiliates or their respective officers, directors, employees, agents and representatives shall be liable to the other, its Affiliates or their respective officers, directors, employees, agents and representatives whether in contract, tort (including negligence) or for breach of statutory duty or misrepresentation, or otherwise, for any:
(i)	loss of profits;
(ii)	loss of contracts or opportunity; or
(iii)	indirect, special, incidental or consequential damages

suffered by any person under or in connection with this Agreement.

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ARTICLE 12	INSURANCE

12.1	During the Term of this Agreement and for a period of three (3) years thereafter, Basilea, its Affiliates and subcontractors shall procure and maintain a minimum of general liability insurance (which shall include product liability) under ordinary terms and conditions standard in the pharmaceutical industry, with limits of not less than the equivalent of USD [redacted] per occurrence and in aggregate with insurers who are reputable and financially sound.
12.2	During the Term of this Agreement and for a period of three (3) years thereafter, Cardiome, its Affiliates and subcontractors shall procure and maintain a minimum of general liability insurance for all countries in the Territory (which shall include product liability) under ordinary terms and conditions standard in the pharmaceutical industry, with limits of not less than the equivalent of USD [redacted] per occurrence and in aggregate with insurers who are reputable and financially sound.
12.3	In addition, upon request, both Parties will provide the other with written evidence of such cover with insurers who are reputable and financially sound.
12.4	Each Party shall bear the costs for any deductibles/retentions for its insurance policy.

ARTICLE 13	CONFIDENTIAL INFORMATION

13.1	For the purpose of this Article 13 only, any reference to a Party shall also be understood to include all of its Affiliates which either receive or provide Confidential Information. Each Party shall further procure that any Third Party to whom it provides Confidential Information (whether Third Party Distributors, Third Party Licensees, Wholesalers, or any other Third Party) is bound to protect such information under terms at least as onerous as those contained herein. A Party receiving Confidential Information from the other Party shall (i) maintain in confidence such Confidential Information to the same extent such Party maintains its own Confidential Information; (ii) not disclose such Confidential Information to any Third Party without prior written consent of the other Party; and (iii) not use such Confidential Information for any purpose except as permitted by this Agreement. “Confidential Information” shall mean (i) any and all information including any proprietary data, inventions, ideas, discoveries and materials (whether or not patentable or protectable as a trade secret) (whether or not it falls within the Basilea Information or Know-how) not generally known to the public regarding a Party’s technology, products, business or objectives, in each case, which are disclosed or made available by a Party (such Party being referred to as the “Disclosing Party”) to the other Party (such Party being referred to as the “Receiving Party”) in connection with this Agreement, (ii) all information developed during the course of performing the obligations set out in this Agreement, which shall be the Confidential Information of the relevant Party (if developed by that Party alone) or of the Parties jointly (if developed by the Parties jointly) and (iii) the fact that the Parties entered into this Agreement, the Quality Agreement and the Safety Data Exchange Agreement, and the content of this Agreement, the Quality Agreement and the Safety Data Exchange Agreement. The obligations under this Article 13 shall remain in force until the expiration of five (5) years after Cardiome stops Commercializing the Product in the Territory.
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13.2	The obligations set forth in this Article 13 shall not apply with respect to any portion of such Confidential Information which:
(a)	is publicly disclosed by the Disclosing Party, either before or after it becomes known to the Receiving Party; or
(b)	was known to the Receiving Party, without obligation to keep it confidential, prior to when it was received from the Disclosing Party; or
(c)	is subsequently disclosed to the Receiving Party by a Third Party lawfully in possession thereof without obligation to keep it confidential; or
(d)	has been published by a Third Party or otherwise enters the public domain through no fault of the Receiving Party in breach of this Agreement; or
(e)	has been independently developed or acquired by the Receiving Party without the aid, application or use of Confidential Information received from the Disclosing Party.
13.3	The Receiving Party shall have the right to disclose any Confidential Information provided hereunder if, in the reasonable opinion of the Receiving Party's legal counsel, such disclosure is necessary to comply with the terms of this Agreement, or the requirements of any Applicable Law, but only to the extent of such necessity or requirements; and no such disclosure shall cause any such information to cease to be Confidential Information hereunder, except to the extent such disclosure results in a public disclosure of such information. Where reasonably possible under the requirements of any Applicable Law, the Receiving Party shall notify the Disclosing Party of the Receiving Party’s intent to make such disclosure of Confidential Information as soon as reasonably practicable prior to making such disclosure so as to allow the Disclosing Party adequate time to take whatever action the Disclosing Party may deem appropriate to protect the confidentiality of the information.
13.4	Each Party agrees that it shall provide or permit access to Confidential Information received from the other Party only to the Receiving Party’s Affiliates, employees, officers, directors, consultants, advisors, and other permitted (actual and potential) subcontractors, Third Parties, (hereafter “Permitted Persons”), who have a need to know such Confidential Information to assist the Receiving Party with the activities contemplated or required of it by this Agreement, the Quality Agreement and/or the Safety Data Exchange Agreement and who are subject to obligations of confidentiality and non-use with respect to such Confidential Information substantially similar to the obligations of confidentiality and non-use of the Receiving Party pursuant to this Article 13; provided, that each Party shall remain responsible for any failure by any of its Permitted Persons to treat such Confidential Information as is required by this Article 13.
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13.5	If this Agreement terminates or expires pursuant to Article 14, each Party shall promptly upon written request from the other Party, but no later than within thirty (30) days after such request, destroy or return at its own cost, all Confidential Information received from the other Party, and any copies thereof as well as notes, summaries or drawings containing Confidential Information (collectively the “Documentation”), shall cease any use of such Confidential Information except one copy of the Documentation may be retained solely for compliance purposes or for archive purposes, and shall make sure that any person or entity to whom Confidential Information has been disclosed or distributed by it or on its behalf does the same. In addition, each Party shall, upon the other Party’s request, confirm in writing that it does not retain and/or has destroyed all Documentation and has ceased to use the Confidential Information in any manner pursuant to this Section 13.5, except as permitted under this Agreement.
13.6	With Basilea’s prior approval, Cardiome may make scientific publications relating to the Product. Cardiome shall provide the proposed publication, presentation or other material intended for publication to Basilea in English, or, if the material is not in English, shall provide it in the original language together with an English summary forty-five (45) days prior to proposed submission for publication or presentation at conferences for Basilea’s review. Basilea shall advise Cardiome within twenty (20) days of receipt of such proposed material of its approval or any comments to such proposed publication and Cardiome shall comply with Basilea’s request to delete any references to Confidential Information supplied by Basilea, or shall withhold any presentation or publication for an additional period of time in order to permit Basilea to obtain patent protection prior to publication if Basilea deems it necessary.
13.7	It is understood and agreed that all “Confidential Information” under the Confidentiality Agreements entered between the Parties dated November 30, 2016 shall be deemed Confidential Information under this Agreement and be subject to this Article 13.

ARTICLE 14	TERM; TERMINATION

14.1	Term of Agreement. The Agreement shall commence on the Effective Date and shall continue to be in force for [redacted] from the Effective Date.
14.2	Termination for Cause. Either Party may terminate this Agreement immediately upon written notice to the other Party in the event of a material breach by the other Party of any term of this Agreement, which breach remains uncured for sixty (60) calendar days following written notice (the “Cure Period”). Notwithstanding the foregoing, if such material breach, by its nature, cannot be cured, the non-breaching Party may terminate this Agreement immediately upon written notice to the breaching Party.
14.3	Termination in Event of Insolvency. In the event that either Party (i) becomes insolvent, or institutes or has instituted against it a petition for bankruptcy or is adjudicated bankrupt; or (ii) executes a bill of sale, deed of trust, or a general assignment for the benefit of creditors; or (iii) is dissolved or transfers a substantial portion of its assets to a Third Party; or (iv) a receiver is appointed for the benefit of its creditors, or a receiver is appointed on account of insolvency (in any of (i)-(iv), such Party is the “Insolvent Party”), then the Insolvent Party shall immediately notify the other Party of such event and such other Party shall be entitled to: (a) terminate this Agreement for cause immediately upon written notice to the Insolvent Party; or (b) request that the Insolvent Party or its successor provide adequate assurances of continued and future performance in form and substance acceptable to such other Party, which shall be provided by the Insolvent Party within ten (10) calendar days of such request, and the other Party may terminate this Agreement for cause immediately upon written notice to the Insolvent Party in the event that the Insolvent Party fails to provide such assurances acceptable to the other Party within such ten (10) day period. For the sake of clarity, any asset transfer as a result of a Third Party acquiring Cardiome’s assets via a merger or acquisition, or the transfer of the Product to an entity acquired by Cardiome, shall not be considered an event with a Termination right.
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14.4	Other Termination. This Agreement may be terminated on a country-by-country basis after the Cure Period as follows:
(a)	by either Party pursuant to Section 17.5 (continuing force majeure);
(b)	by Basilea pursuant to Section 2.6 (Non-compete);
(c)	by Basilea pursuant to Section 10.4 (no challenge to IP);
(d)	by Basilea if the First Commercial Sale Date in Italy, France, Germany and UK does not occur within the later of i) three months from the end of the Initial Transition Period or ii) six months from the Effective Date; or in the case of Spain, if the First Commercial Sale Date does not occur within nine months of the Effective Date. This Section 14.4 (d) shall not be applicable to the extent and for so long as the delay of the First Commercial Sale Date is due to causes which do not constitute force majeure but which are beyond Cardiome’s reasonable control and not due to its acts or omissions;
(e)	by Basilea if Cardiome ceases the majority of Commercialization activities for the Product after launch of the Product;
(f)	by Basilea if Cardiome fails to achieve the Minimum Purchase Quantities for two consecutive calendar years; or
(g)	by Cardiome in a particular country, if the Marketing Authorisation for the Product in that country is withdrawn, suspended or terminated.

For the avoidance of doubt, where the Agreement is only terminated on a country basis, the Parties' rights and responsibilities shall only terminate in relation to such country and the provisions of the Agreement shall continue to apply in full force to all other countries.

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14.5	Effect of Termination.
(a)	Expiration or termination of the Agreement (including on a country basis) for whatever reason and regardless of the Party terminating shall result in:
(i)	the Parties shall within thirty (30) days agree a transition plan including the operational details of the transition of activities from Cardiome to Basilea, (including continued supply to the end of any existing bid and tender agreements for up to one year after termination, it being understood that, if Cardiome has entered any such agreements with terms lasting more than one year, the Parties shall discuss in good faith how such obligations shall be met), after a reasonable transition period, to be agreed by the Parties, but in no event less than six (6) months;
(ii)	Cardiome shall cooperate with Basilea to take necessary steps to transfer and assign all Authorisations, Know-how and Information related to the Product either to Basilea or its designee;
(iii)	at the end of the transition period, all rights granted by Basilea to Cardiome under the Agreement shall terminate and revert to Basilea, all unconfirmed orders and supply obligations of Basilea shall terminate, Cardiome shall supply to Basilea all remaining stocks of any advertising and Cardiome Core Materials in connection with Commercialization of Product in the Territory, and Cardiome shall cease all use of the Dossier, Know-how and other Basilea Information supplied by Basilea hereunder.
(b)	Cardiome shall notify Basilea of the amount of stock of Product held by it at the time of termination or expiration, and the amount subject to Customer orders. Basilea shall have the option (exercisable by written notice to Cardiome to be given not more than thirty (30) days after expiration or termination), either: (i) to inspect and repurchase from Cardiome at the Actual Transfer Price all of or any of stocks of the Product held by Cardiome which are not subject to orders from Customers and are in good and saleable condition; or (ii) permit Cardiome to Commercialize such stocks of Product, in accordance with all Applicable Law for a maximum period of six (6) months following the date of expiration or termination.
(c)	Termination of the Agreement shall be without prejudice to any rights that shall have accrued to the benefit of either Party before such termination.
(d)	The termination or expiration of this Agreement shall not affect the survival and continuing validity of Article 9 (Representations and Warranties), Article 10 (Intellectual Property), Article 11 (Indemnification and Liability), Article 12 (Insurance), Article 15 (Records and Audits), Article 16 (Notices), Article 17 (Miscellaneous), or of any other provision which is expressly or by implication intended to continue in force after such termination or expiration.
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ARTICLE 15	RECORDS AND AUDITS

15.1	Both Parties shall maintain complete and accurate Records of all matters relating to their performance that enable the other Party to demonstrate compliance with its obligations under this Agreement. Cardiome shall keep Records including normal business accounts which must be complete, accurate and in conformity with generally accepted accounting procedures (US GAAP or IAS) and that include a record of the sales or other disposition of the Product, any amounts paid to Basilea, and any amounts referenced in this Agreement. Both Parties’ Records shall be retained for no less than a six (6) year period following the year in which any such sale, distribution or payment occurred. Either Party may audit the other Party’s Records by an independent accountant nominated by and at auditing Party’s expense. The audited Party shall reasonably cooperate with such an accountant. Any audit shall be limited to the verification and determination of the correctness of the Records relating to the use or Commercialization of the Product or any amounts paid under this Agreement. All Records reviewed by the independent accountant shall be treated as Confidential Information. The audited Party shall be provided a copy of the audit within five (5) days of its conclusion. If the audit shows a sum is payable by one Party to the other, then this sum shall be paid within thirty (30) days. If the audit shows that the auditing Party has overpaid the audited Party, that Party shall apply this as a credit against future sums owing to it. This Article 15 shall survive the expiration or any termination of this Agreement for a period of two (2) years.
15.2	Provided reasonable notice has been given to the audited Party, the auditing Party may appoint qualified delegates to undertake an audit during normal working hours of the locations where the audited Party (or its Affiliates or authorised representatives) stores or has stored the Product, stock rotation, inventory and storage systems.
ARTICLE 16	NOTICES

16.1	Any notice required to be given hereunder shall be in writing and shall be deemed to have been sufficiently given: (i) when delivered in person, (ii) on the fifth business day after mailing by registered or certified mail, postage prepaid, return receipt requested, (iii) on the next business day after mailing by overnight courier service, or (iv) when delivered via facsimile with the original delivered via one of the preceding methods on or prior to the fifth business day after transmission of the facsimile, to the addresses specified below. Each notice shall specify the name and date of and Parties to this Agreement:

If to Cardiome:	Correvio International Sàrl Rue des Alpes 21 Case postale 1674 1201 Geneva, Switzerland Attention: General Counsel

with a copy to:	Cardiome Pharma Corp. 1441 Creekside Drive Floor Six Vancouver, BC V6J4S7 Canada Attention: General Counsel

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If to Basilea:	Basilea Pharmaceutica International Ltd Grenzacherstrasse 487, CH-4058, Basel, Switzerland Attention: Chief Commercial Officer

with a copy to:	Basilea Pharmaceutica International Ltd Grenzacherstrasse 487, CH-4058, Basel, Switzerland Attention: Legal Department

16.2	Either Party may, by notice to the other Party, change the addresses and names given in Section 16.1.

ARTICLE 17	MISCELLANEOUS

17.1	Publicity.
(a)	Neither Party shall issue any press release or other publicity materials, or make any presentation with respect to the existence of this Agreement or the terms and conditions hereof without the prior written consent of the other Party in each instance, unless such disclosures only repeats information disclosed previously following mutual written consents. This restriction shall not, however, apply to the extent that any such disclosures are required by Applicable Law, including as may be required in connection with any filings required to be made by the disclosure policies of a major stock exchange and a Party’s requirements to provide general guidance to financial analysts and investors related to the terms of the Agreement and Cardiome’s performance under this Agreement.
(b)	The Parties shall agree on a press release to be published upon the execution of this Agreement.
(c)	Cardiome shall have no right to publish any papers, abstracts, summaries, materials for scientific communication or any other publications or make any presentation related to or based on information derived from performance under this Agreement without Basilea’s prior approval.
17.2	Choice of Law and Dispute Resolution by Arbitration.
(a)	Choice of Law. This agreement shall be governed by, and construed in accordance with, the laws of Switzerland, without giving effect to its conflict of law provisions.
(b)	Arbitration. The Parties recognize that disputes as to certain matters may from time to time arise during the Term that relate to the Party’s respective rights and/or obligations hereunder, including the validity, invalidity, or termination of this Agreement (“Dispute”). The Parties shall initially attempt in good faith to resolve any Dispute arising out of or relating to this Agreement by holding discussions between its executives. If no resolution is reached within thirty (30) days of the start of such discussion, then any Dispute, controversy or claim arising out of, or in relation to, this contract, including the validity, invalidity, breach, or termination thereof, shall be resolved by arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Chambers' Arbitration Institution in force on the date on which the Notice of Arbitration is submitted in accordance with these Rules.
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(i)	The number of arbitrators shall be three.
(ii)	The seat of the arbitration shall be Zurich, Switzerland.
(iii)	The arbitral proceedings shall be conducted in English.
(c)	This Section 17.2 shall be without prejudice to the right of either Party to seek injunctive or other preliminary judicial relief in any court of proper jurisdiction without attempting to resolve such Disputes as provided in this Section 17.2, if in a Party’s judgment such action is necessary to avoid irreparable harm. Further, the requirement to attempt in good faith to resolve Disputes in accordance with this Section 17.2 does not affect a Party's right to terminate this Agreement as provided for herein, and neither Party shall be required to follow these procedures prior to terminating this Agreement, as the case may be.
17.3	Relationship of the Parties. The relationship hereby established between the Parties is solely that of independent contractors. Neither Party has any authority to act or make any agreements or representations on behalf of the other Party or its Affiliates. This Agreement is not intended to create, and shall not be construed as creating, between Basilea and Cardiome, the relationship of principal and agent, employer and employee, joint venturers, co-partners, or any other such relationship, the existence of which is expressly denied. No employee or agent engaged by one Party shall be, or shall be deemed to be, an employee or agent of the other Party and no such employee shall be entitled to any benefits that the other Party provides to its own employees.
17.4	Assignment; Binding Effect; and Performance by Affiliates.
(a)	Assignment by Cardiome. Cardiome shall have the right to assign this Agreement in whole to an Affiliate or to any successor to all of the business and assets of Cardiome, whether in a merger, consolidation, sale of stock, sale of assets or other similar transaction. Cardiome shall inform Basilea about such assignment as soon as reasonably possible. Apart from that Cardiome shall not assign, novate or otherwise transfer its rights or obligations hereunder without the prior written consent of Basilea, such consent not to be unreasonably withheld.
(b)	Assignment by Basilea. Basilea shall have the right to assign this Agreement in whole or in part to an Affiliate or to any successor to all or substantially all of the business and assets of Basilea relevant to this Agreement, whether in a merger, consolidation, sale of stock, sale of assets or other similar transaction. Basilea shall inform Cardiome about such assignment as soon as reasonably possible. Basilea shall further have the right to assign this Agreement in whole or in part to a purchaser of the Product.
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(c)	Binding Effect of Delegation. Any delegation or subcontracting consented to by the other Party shall not relieve the subcontracting Party of its responsibilities and liabilities hereunder and the subcontracting Party shall remain liable to the other Party for the conduct and performance of each permitted delegate and subcontractor hereunder. This Agreement shall apply to, inure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns. The Parties agree that this Agreement is not intended by any Party to give any benefits, rights, privileges, actions or remedies to any person or entity, partnership, firm or corporation as a Third Party beneficiary or otherwise under any theory of law.
(d)	Performance by Affiliates. Each Party may discharge any obligations and exercise any right hereunder through any of its Affiliates. Each Party hereby guarantees the performance by its Affiliates of such Party’s obligations under this Agreement, and shall cause its Affiliates to comply with the provisions of this Agreement in connection with such performance. Any breach by a Party’s Affiliate of any of such Party’s obligations under this Agreement shall be deemed a breach by such Party, and the other Party may proceed directly against such Party without any obligation to first proceed against such Party’s Affiliate.
17.5	Force Majeure. No Party shall be liable for any failure to perform or any delays in performance, and no Party shall be deemed to be in breach or default of its obligations set forth in this Agreement, if, to the extent and for so long as, such failure or delay is due to any causes that are beyond its reasonable control and not to its acts or omissions, including, without limitation, such causes as acts of God, natural disasters, fire, flood, severe storm, earthquake, civil disturbance, lockout, riot, order of any court or administrative body, embargo, acts of government, war (whether or not declared), acts of terrorism, or other similar causes (each, a “Force Majeure Event”). For clarity, raw material price increases, unavailability of raw materials, and labor disputes shall not be deemed a Force Majeure Event. In the event of a Force Majeure Event, the Party prevented from or delayed in performing shall promptly give notice to the other Party and avoid or minimize the delay. In the event that the delay continues for a period of at least six (6) months, the Party affected by the other Party’s delay may elect to: (a) suspend performance and extend the time for performance for the duration of the Force Majeure Event, or (b) cancel the unperformed part of this Agreement and/or any Purchase Orders.
17.6	Severability. If and solely to the extent that any court or tribunal of competent jurisdiction holds any provision of this Agreement to be unenforceable in a final non-appealable order, such unenforceable provision shall be stricken and the remainder of this Agreement shall not be affected thereby. In such event, the Parties shall in good faith attempt to replace any unenforceable provision of this Agreement with a provision that is enforceable and that comes as close as possible to expressing the intention of the original provision.
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17.7	Non-Waiver; Remedies. A waiver by any Party of any term or condition of this Agreement in any instance shall not be deemed or construed to be a waiver of such term or condition for the future, or of any subsequent breach thereof. All remedies specified in this Agreement shall be cumulative and in addition to any other remedies provided at law or in equity.
17.8	Further Documents. Each Party hereto agrees to execute such further documents and take such further steps as may be reasonably necessary or desirable to effectuate the purposes of this Agreement.
17.9	Forms. The Parties recognize that, during the Term of this Agreement, a purchase order acknowledgment form or similar routine document (collectively, “Forms”) may be used to implement or administer provisions of this Agreement. The Parties agree that the terms of this Agreement shall prevail in the event of any conflict between terms of this Agreement and the terms of such Forms, and any additional or different terms contained in such Forms shall not apply to this Agreement.
17.10	Headings. Headings of Sections or other parts of this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement or change the meaning of this Agreement.
17.11	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement and shall become effective when signed by each of the Parties hereto and delivered to the other Party in accordance with the means set forth in Article 16 or by reliable electronic means (with receipt electronically confirmed), followed by a prompt delivery of a signed counterpart.
17.12	Entire Agreement; Amendments. This Agreement, together with any attachments and amendments, constitutes the entire agreement of the Parties with respect to its subject matter and merges and supersedes all prior discussions and writings with respect to thereto. No modification or alteration of this Agreement shall be binding upon the Parties unless contained in writing signed by a duly authorized agent for each respective Party and specifically referring hereto or thereto. No representation, undertaking or promise shall be taken to have been given or be implied from anything said or written in negotiations between the Parties prior to this Agreement except as expressly stated in this Agreement. Neither Party shall have any remedy in respect of any untrue statement made by the other upon which that Party relied in entering into this Agreement (unless such untrue statement was made fraudulently) and that Party's only remedies shall be for breach of contract as provided in this Agreement.

[Signatures on the next page]

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered as of the date first written above.

Basilea Pharmaceutica International Ltd.	Correvio International Sàrl

By	By
Name: Ronald Scott	Name: David D. McMasters
Title: Chief Executive Officer	Title: Director
Place/Date: Basel,	Place/Date:

Basilea Pharmaceutica International Ltd.	Correvio International Sàrl

By	By
Name: Donato Spota	Name:
Title: Chief Financial Officer	Title: Director
Place/Date: Basel,	Place/Date:

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SCHEDULE 1 - COMMERCIALIZATION PLAN

Pursuant to Section 3.1, the following contents shall be included Commercialization Plans (by country) prepared by Cardiome within one (1) month of the Effective Date and updated on an annual basis by September 30 of each calendar year.

(a)       Regulatory Approval activities including timelines for filings by country

(b)       Market access activities

(c)       Five year sales forecast (non-binding)

(d)       Key strategic initiatives

(e)       Patient market share by indication

(f)       Target for conversion from existing competitors

(g)       Market analysis (including resistance data)

(h)       Medical specialties to be covered

(i)       Pre-launch activities

(j)       Marketing mix

(k)       Medical education and medical affairs plan/activities

(l)       Market access (pricing and reimbursement) activities

(m)       Internal Product-training activities plan

(n)       Commercial activity overview might include

(i)       Number of hospitals visited

(ii)       Number of formulary inclusions (if applicable)

(iii)       Number of hospitals that bought the product

(iv)       Days of treatment

(v)       Promotion efforts

(vi)       Marketing material

(vii)       Sales activities (including staff meetings and roadshows)

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SCHEDULE 2 - LIST OF PATENTS

[redacted]

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SCHEDULE 3 - LIST OF TRADE MARKS AND DOMAINS

3(a) Trade Marks

[redacted]

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3(b) Domains

[redacted]

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SCHEDULE 4 -COMMERCIAL LAUNCH PLAN

Country	Targeted Registration Date	Targeted First Commercial Sale Date

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Distribution Agreement/Correvio International Sàrl

SCHEDULE 5 - MINIMUM PURCHASE QUANTITIES (by stock keeping units)

Number of packs (each pack containing 10 vials):

[redacted]

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Distribution Agreement/Correvio International Sàrl

SCHEDULE 6 - MINIMUM ORDER QUANTITIES (by stock keeping units of Finished Product)

[redacted]

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Distribution Agreement/Correvio International Sàrl

SCHEDULE 7 - EXAMPLE FOR APPLICABLE DISCOUNT FOR A BUNDLE OF PRODUCTS

Cardiome grants a discount of 5% on the list prices of X (the Product), Y1 and Y2 to a Customer when sold as a group set of products. The average discounts granted to other Customers when X, Y1 and Y2 are each sold separately are 2%, 7% and 6%, respectively.

The attributable discount for X (the Product) within the group set of products therefore is 5% x (2% / (2% + 7% + 6%)) = 0.67%.

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Distribution Agreement/Correvio International Sàrl

SCHEDULE 8 - INVENTORY AND ASSUMED TRANSFER PRICE

[redacted]

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Distribution Agreement/Correvio International Sàrl

 SCHEDULE 9 - TRANSITIONAL SERVICES AGREEMENT

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Transitional Services Agreement/Correvio International Sàrl

TRANSITIONAL SERVICES AGREEMENT

Dated as of September 11, 2017

Between

BASILEA PHARMACEUTICA INTERNATIONAL LTD.

AND

CORREVIO INTERNATIONAL SARL

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Transitional Services Agreement/Correvio International Sàrl

TABLE OF CONTENTS

1	INTERPRETATION	64
2	TRANSITIONAL SERVICES	66
3	DURATION OF TRANSITIONAL SERVICES	68
4	STANDARD OF CARE	68
5	TITLE TO EQUIPMENT; MANAGEMENT AND CONTROL OF PERSONNEL	69
6	CONFIDENTIALITY	69
7	WARRANTIES AND LIABILITY	69
8	CONTRACT MANAGEMENT	70
9	INTELLECTUAL PROPERTY	70
10	CONTRACTS AND PUBLIC TENDERS	71
11	TERMINATION	72
12	EFFECTS OF TERMINATION	72
13	DISPUTE RESOLUTION	73
14	MISCELLANEOUS	73
15	GOVERNING LANGUAGE	75
16	OVERRIDING PROVISION	75
Appendix 1 Economic Benefit		77
Appendix 2 Employee Provisions		80

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Transitional Services Agreement/Correvio International Sàrl

This TRANSITIONAL SERVICES AGREEMENT (this “Agreement”) is made on September 11, 2017 (the "Effective Date") between the following parties:

(1)	BASILEA PHARMACEUTICA INTERNATIONAL LTD., a company incorporated under the laws of Switzerland with registered number CH-270.3.014.065-8 and having its registered office and its principal place of business at Grenzacherstrasse 487, CH-4058 Basel, Switzerland (“Basilea”); and
(2)	CORREVIO INTERNATIONAL SARL, a company organized and existing under the laws of Switzerland, with registered offices at Rue des Alpes 21, Case Postale 1674, 1201 Geneva, Switzerland (“Cardiome”).

Basilea and Cardiome are sometimes referred to hereinafter individually as a “Party” and collectively as the “Parties.”

RECITALS

(A)	Basilea and Cardiome have entered a distribution agreement dated September 11, 2017, pursuant to which Basilea agreed to grant Cardiome a license to distribute the Product (the “Distribution Agreement”).
(B)	This Agreement is the Transitional Services Agreement referred to in the Distribution Agreement.

IT IS AGREED as follows:

1	INTERPRETATION
1.1	Defined terms used in the Distribution Agreement, except where specified to the contrary in this Agreement, shall have the same meaning in this Agreement.
1.2	The following terms shall have the following meanings:
“Basilea Fees”	[redacted]
"Customer Contracts"	all contracts pursuant to which Basilea or its Affiliates Commercialize the Product to Customers in the Territory, including any outstanding public tenders, pending an award of any such Customer Contract.
"Economic Benefit Amount"	shall have the meaning set out in Appendix 1.
"Extended Initial Transition Period	shall have the meaning set out in Clause 3.1.

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Transitional Services Agreement/Correvio International Sàrl

“Initial Transitional Services”	the Transitional Services described in Clause 2.2.
"Initial Transition Period" “Order to Cash Services”

shall have the meaning set out in Clause 3.1.

shall mean the receipt and confirmation of customer orders, the shipment of product to all customers in the Territory, ongoing customer service as it relates to the order to cash process, maintenance of the EU wholesaler dealer's license, and storage, distribution and cash-collection services in all countries where Basilea performs such activities as of the Effective Date. It also includes the provision of data on sales to public hospitals in Italy to the Italian Ministry of Health, as required by Italian law.

“Ordinary Course of Business”	the usual and customary way in which Basilea and its Affiliates conducted the relevant activities during the twelve-month period prior to the Effective Date.
"Other Transitional Services"	the Transitional Services that the Parties may agree pursuant to Clause 2.3.
“Cardiome Instruction”	an instruction given to Basilea in writing in connection with the performance of an Other Transitional Service by the Representative of Cardiome.
“Representatives”	each of the Parties or their Affiliates’ directors, officers, employees, agents, consultants and advisors.
“Transition Manager”	the person appointed by each of the Parties in accordance with Clause 8.
“Transition Team”	the representatives appointed by each of the Parties in accordance with Clause 8.1.
“Term”	shall have the meaning set out in Clause 11.1.
“Termination Notice”	a notice to terminate this Agreement, in whole or in respect of a particular Transitional Service pursuant to Clause 3.4, or in whole pursuant to Clause 11.2.

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Transitional Services Agreement/Correvio International Sàrl

“Third Party Costs”	all out of pocket expenses charged by any relevant Third Party (in CHF) incurred by Basilea in the performance of the Transitional Services.
“Transition Period”	the Initial Transition Period or the Extended Initial Transition Period as the case may be.
“Transitional Services”	the Initial Transitional Services and the Other Transitional Services.
2	TRANSITIONAL SERVICES
2.1	During the Initial Transition Period, and, if extended pursuant to Clause 3.1, during the Extended Initial Transition Period, to the extent feasible, reasonable, and permissible by Applicable Law, Basilea shall carry out or procure the carrying out of the Initial Transitional Services in accordance with the terms and conditions of this Agreement and in accordance with the Ordinary Course of Business.
2.2	The Initial Transitional Services shall consist of the activities that Basilea currently undertakes in connection with running the business with respect to the Product in the Territory in the Ordinary Course of Business as at the Effective Date, including but not limited to the following services in Germany, France, Italy, UK, Austria and Switzerland: (1) Field force services including KAMs, MSLs, MAMs (market access managers), project managers and project assistants, commercial leads, and medical leads; (2) other promotional and medical affairs activities including advisory boards, medical consulting, health economics, market research, medical education grants, surveillance studies RMP (risk management plan), AVEP (antimicrobial voluntary evaluation program) program including testing material (strips), microbiology studies, promotional material updates,(e.g. for congresses), update of medical material (MSL slide kit), publication support, key account training, local events, product website maintenance, and tender management support; (3) safety-related services including providing call center, QPPV (qualified person for pharmacovigilance), central database and adverse event reporting; (4) local regulatory activities, specifically the provision of regulatory-required persons and activities in France (Exploitant), Germany (Stufenplan- / Informationsbeauftragter) and Italy (Scientific Responsible Person required by Article 126 DL.vo 219, and other scientific services required by Italian law including traceability support, AIFA meetings and congress platform user support); and (5) Order to Cash Services (“Initial Transitional Services”). In consideration of Basilea carrying out the Initial Transitional Services, the provisions of Appendix 1 shall apply.
2.3	During the Term of this Agreement, Cardiome may request that Basilea provide an Other Transitional Service pursuant to this Clause 2.3. If Cardiome wishes to request an Other Transitional Service, it shall send a Cardiome Instruction to Basilea, specifying with reasonable detail the nature of the service requested and the period for which Cardiome requires Basilea to provide such service, provided: (a) it is for no longer than the second anniversary of the Effective Date; and (b) the services comprise the same activities that Basilea currently undertakes in connection with running the business with respect to the Product in the Territory in the Ordinary Course of Business as at the Effective Date. Basilea shall consider such request in good faith and the Transition Managers shall discuss at their earliest convenience and if such request is agreed by Basilea, the service so agreed shall be an "Other Transitional Service", subject to the specific terms agreed in writing between the Parties. For the avoidance of doubt, Basilea is under no obligation to accept any request to provide the Other Transitional Services. In consideration of Basilea carrying of the Other Transitional Services, Cardiome shall pay Basilea the Basilea Fees and any Third Party Costs.
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Transitional Services Agreement/Correvio International Sàrl

2.4	For any Other Transitional Services, Cardiome shall pay to Basilea the Basilea Fees and Third Party Costs in accordance with the invoicing and payment provisions set out in this Clause 2.4. Within thirty (30) days after the end of each calendar month, Basilea will submit one invoice to Cardiome for the Basilea Fees and Third Party Costs (in CHF) incurred during such calendar month. The invoices will include with reasonably sufficient detail, a description of, and specify the amount for, the Basilea Fees and Third Party Costs for each Other Transitional Service.
2.5	Cardiome shall pay all undisputed amounts due to Basilea pursuant to this Agreement by bank transfer in Swiss Francs within sixty (60) calendar days from the date of receipt of the invoice by Cardiome. If Cardiome disputes all or any portion of an invoice, it shall be required to pay only the amount not in dispute, and in such event, Cardiome shall notify Basilea of the amount and nature of the dispute.
2.6	If Cardiome is overdue with any payment hereunder, then without prejudice to Basilea’s other rights or remedies, interest shall accrue on the sum due from the due date until the date of payment at the rate equal to the annual rate of three percent above the three (3) month London Interbank Rate. Such interest shall be computed on the basis of a year of 360 days for the actual number of days payment is delinquent and shall be payable within ten (10) days of the date of Basilea's invoice in respect of the same.
2.7	The provisions of Section 7.4 (Taxes) of the Distribution agreement shall be incorporated into this Agreement mutatis mutandis.
2.8	If either Party wishes to change the level, standard, quality, volume or range of the any of the Transitional Services provided under this Agreement, it shall make a request to the other Party in writing setting out in as much detail as reasonably possible the change required and the reason for requesting the change. Such request shall be considered in good faith by the other Party and shall be discussed by the Transition Managers at their earliest convenience. For the avoidance of doubt, neither Party shall be under any obligation to accept any variation to the Transitional Services provided under this Agreement.
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Transitional Services Agreement/Correvio International Sàrl

3	DURATION OF TRANSITIONAL SERVICES
3.1	Initial Transitional Services. Subject to Clause 3.2, Basilea's obligation to provide the Initial Transitional Services shall commence on the first Business Day following the Effective Date and the Parties shall use all reasonable endeavours to procure that this Agreement in relation to the provision of the Initial Transitional Services shall terminate [redacted]for all countries other than France and Italy, with Italy terminating [redacted]and France terminating on [redacted](the period from the Effective Date until the termination in the Initial Transitional Services in each country being the "Initial Transition Period"); unless renewed in writing by the Parties in respect of any or all of the Initial Transitional Services in accordance with the provisions of this Clause 3.1. If Cardiome wishes to extend the Initial Transition Period in respect of any Initial Transitional Service, it shall request such extension from Basilea by no later than thirty (30) days prior to [redacted]and shall specify in a Cardiome Instruction the Initial Transitional Services that it would require to continue and the expected period for which it would require such continued Initial Transitional Services, whereupon the Parties shall discuss in good faith and, acting reasonably, may agree such extension. Any extension shall, in respect of the Initial Transitional Services be for no longer duration than until [redacted]("Extended Initial Transition Period"). Any extension for the Initial Transitional Services shall be for all such Initial Services in one or more countries, so that Basilea is not required to provide partial Initial Transitional Services in any country.
3.2	Order to Cash Services. Basilea shall provide the Order to Cash Services until [redacted]. For the avoidance of doubt, for the length of time that Basilea provides the Order to Cash Services, the provisions of Appendix 1 shall apply.
3.3	Other Transitional Services. Basilea's obligation to provide the Other Transitional Services shall commence as agreed between the Parties pursuant to Clause 2.3. The obligation on Basilea to provide the Other Transitional Services shall terminate in accordance with Clause 2.3, or as agreed between the Parties, but in any event shall be for no longer duration than until the second (2nd) anniversary of the Effective Date.
3.4	At any time during the Term of this Agreement, Cardiome, by giving thirty (30) days' prior written notice to Basilea, may request that Basilea cease providing a specified Transitional Service, before the expiry of the Transition Period or the period agreed pursuant to Clause 2.3 (as the case may be), subject, in the case of the Initial Transitional Services, to a requirement that they be terminated in their entirety or on a country by country basis in their entirety, in respect of such country for which they are to be terminated.
4	STANDARD OF CARE
4.1	The Transitional Services shall be provided:
4.1.1	with not less than the same degree of care and diligence as Basilea or its Affiliates uses in performing equivalent activities in the Ordinary Course of Business; and
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Transitional Services Agreement/Correvio International Sàrl

4.1.2	in material compliance with all relevant Authorisations and all Applicable Laws.
4.2	Basilea shall use its reasonable endeavours to obtain, and shall cooperate with and assist Cardiome in obtaining, any consent, authorization, order or approval of, or any exemption by, any Third Party required to be obtained or made for the performance by Basilea of its obligations under this Agreement; provided, however, that neither Party shall be obligated to make any payment or offer or grant any accommodation (financial or otherwise) to obtain any such consent, authorization, order, approval or exemption.
5	TITLE TO EQUIPMENT; MANAGEMENT AND CONTROL OF PERSONNEL
5.1	All tangible tools, equipment, facilities and other resources owned and used by Basilea or any of its Affiliates shall, unless they are consumed in the provision of such Transitional Services, remain the property of Basilea or its Affiliates and, except as otherwise provided herein, shall at all times be under the sole direction and control of Basilea or its Affiliates.
5.2	Neither Basilea nor Cardiome, together in each case with their respective employees or representatives, are under any circumstances to be considered as employees or agents or representatives of the other Party or its Affiliates by virtue of this Agreement, and neither shall have the authority or power to bind the other or contract in the other's name except as expressly provided for under this Agreement.
5.3	Each Party agrees to procure that its Representatives will comply with all reasonable security and operations requirements of the other Party, including identification badges and sign-in procedures, in connection with the provision and receipt of the Transitional Services.
6	CONFIDENTIALITY
6.1	The provisions of Article 13 of the Distribution Agreement shall be incorporated into this Agreement mutatis mutandis.
7	WARRANTIES AND LIABILITY
7.1	Except for the warranties in Clause 4, all warranties and representations relating to the provision of the Transitional Services, whether express or implied by statute, common law or otherwise are hereby expressly excluded to the fullest extent permissible by Applicable Law.
7.2	The provisions of Sections 11.1 and 11.2 of the Distribution Agreement shall be incorporated into this Agreement mutatis mutandis.
7.3	A Party shall not be liable for any delay or failure in complying with its obligations under this Agreement if and to the extent that such delay or failure is due to the delay or failure by the other Party to comply with any of its obligations under this Agreement or the Distribution Agreement.
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Transitional Services Agreement/Correvio International Sàrl

7.4	Except as set out in Clause 7.2, each Party's total aggregate liability to the other Party whether based on an action or claim in contract, tort (including negligence), breach of statutory duty or otherwise arising out of, or in relation to, this Agreement, will be limited in aggregate to the total amount of Fees paid to Basilea pursuant to this Agreement.
8	CONTRACT MANAGEMENT
8.1	As promptly as practicable after the Effective Date, each Party shall appoint such number of representatives who have appropriate expertise to serve on a transition team (the “Transition Team”) as each Party deems necessary and appropriate, together with a manager who will be responsible for such team (the "Transition Manager"). The Transition Team members from each Party will have authority to act on such Party’s behalf in respect of this Agreement and the Transitional Services, provided that the Transition Team shall have no decision-making authority and shall have no authority to approve, amend or modify, or waive compliance with, or interpret this Agreement. The Transition Team shall:
8.1.1	coordinate and manage the carrying out of the Parties' obligations under this Agreement and the provision of the Transitional Services and work with each other to address any problems that arise in connection therewith;
8.1.2	meet as often as they consider necessary to discuss the carrying out of the Parties' obligations under this Agreement. The meetings shall take place at the times and places agreed by the Transition Team.
8.2	Either Party may change its Transition Team representatives and its Transition Manager from time to time by providing written notice to the other Party.
8.3	Basilea shall ensure that its Representatives whose decisions are reasonably necessary or useful to allow Basilea to perform the Transitional Services are available to Cardiome or its Representatives on reasonable notice during normal office hours for consultation on any matter relating to the Transitional Services.
8.4	Cardiome shall ensure that its Representatives whose instructions are reasonably necessary or useful to provide the Cardiome Instructions and to allow Basilea to enable it to perform the Transitional Services are available to Basilea or its Representatives on reasonable notice during normal office hours for consultation on any matter relating to the Transitional Services
9	INTELLECTUAL PROPERTY
9.1	Nothing in this Agreement shall affect the ownership by either Party of intellectual property rights of such Party existing at the Effective Date or developed by or for such Party after the Effective Date or the assignment or transfer of intellectual property pursuant to the terms of this Agreement.
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Transitional Services Agreement/Correvio International Sàrl

10	CONTRACTS AND PUBLIC TENDERS
10.1	Cardiome shall take all reasonable steps to procure that it is able to take an assignment of all Customer Contracts in the Territory, on a country by country basis, as soon as practicable after the Effective Date and by no later than the end of the relevant Transition Period, subject to the requirements of Applicable Law. Basilea shall use reasonable endeavours to ensure that all such Customer Contracts are novated or assigned to Cardiome and Cardiome shall co-operate with Basilea for such purpose (including the entering into of such assignment or novation as may be necessary) within such period.
10.2	During the Transition Period, until any such Customer Contract is so novated, Basilea shall, from the Effective Date, hold such Customer Contract on trust for Cardiome and, subject to the provision of the Transitional Services by Basilea, Cardiome shall procure that it shall, from the Effective Date, pending such novation, (if such sub-contracting is permissible and lawful under the Customer Contract in question), as Basilea's sub-contractor, perform all the obligations of Basilea under such Customer Contract and Cardiome shall indemnify Basilea and its Affiliates against any Losses arising in connection with the performance of the Customer Contracts after the Effective Date, provided that the indemnity given by Cardiome pursuant to this clause 12.2 shall not be enforceable in relation to a particular Customer Contract to the extent that Basilea is in breach of its obligations pursuant to this Agreement in relation to its performance of the Transitional Services in respect of such Customer Contract.
10.3	Cardiome shall take all reasonable steps to procure that it is able to participate in new public tenders in respect of the Product in the Territory as soon as possible after the Effective Date. To the extent that it is unable to do so as a result of Applicable Law and any such public tender is required to be submitted in the Territory whilst Basilea continues to provide the Initial Transitional Services for the relevant country in the Territory, Basilea shall participate in such public tender in its name in the Ordinary Course of Business; it being understood and agreed that the pricing and other commercial terms of any such public tenders shall be determined by Cardiome in its sole discretion. Basilea shall not be required to participate in a new public tender unless the terms of such public tender enable it to be assigned to Cardiome at the end of the Initial Transition Period.
10.4	In respect of all contracts which relate to the Product in the Territory, other than Customer Contracts (which shall be assigned to Cardiome at the end of the Initial Transition Period), ("Other Contracts") Basilea shall no later than ten (10) Business Days prior to the end of the Initial Transition Period (or prior to the end of the Extended Initial Transition Period if such period is existing) provide to Cardiome a list of the Other Contracts which are anticipated to continue after the end of the Initial Transition Period or the Extended Initial Transition Period, as the case may be. Within five (5) Business Days after receipt of such list, Cardiome shall notify Basilea if it wishes to take an assignment of any such Other Contract and Basilea shall use reasonable endeavours to procure that such Other Contracts requested by Cardiome are assigned to Cardiome at or as soon as practicable after the end of the Initial Transition Period, provided such Other Contract is assignable. To the extent that Basilea requires a specific Other Contract to continue providing any Other Transitional Service, such Other Contract will not be assigned to Cardiome until the end of the provision of the relevant Other Transitional Service by Basilea.
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Transitional Services Agreement/Correvio International Sàrl

10.5	Prior to the completion of the Initial Transition Period, Basilea and Cardiome shall take such reasonable steps to procure that the agreement between Basilea and Quintiles with respect to Italy shall be assigned to Cardiome at the completion of the Initial Transition Period. The provisions of Appendix 2 shall apply.
11	TERMINATION
11.1	This Agreement shall terminate upon the termination of the last of the Transitional Services being provided pursuant to Clauses 3.1 or 5.2, or if earlier, upon the second anniversary of the Effective Date (the "Term").
11.2	Each Party may terminate this Agreement (in whole but not in part) by giving a Termination Notice to the other Party within ten (10) Business Days after the other Party commits a material breach of this Agreement (and, for the avoidance of doubt, failure by Cardiome to pay any fees or other payments due under this Agreement within ten (10) Business Days of the due date for payment shall constitute a material breach of this Agreement) and fails to remedy that breach within ten (10) Business Days of receipt of written notice of that breach; provided that neither Basilea nor Cardiome may terminate this Agreement if the other Party's breach (other than a failure by Cardiome to pay any fees or other payments due under this Agreement) cannot reasonably be cured within such ten (10) Business Day period so long as the breaching Party commences efforts to remedy the breach within such ten (10) Business Day period and thereafter diligently pursues this through to completion.
11.3	This Agreement shall immediately and automatically terminate, without notice, in the event of the termination of the Distribution Agreement and this Agreement shall be of no further force and effect as of the effective date of such termination of the Distribution Agreement.
12	EFFECTS OF TERMINATION
12.1	If a Party has given a Termination Notice in accordance with the provisions of this Agreement with respect to a Transitional Service or the Transitional Services, then each Party shall continue to be under an obligation to comply with the terms and conditions of this Agreement with respect to such Transitional Service or Transitional Services until the date of termination set out in the Termination Notice.
12.2	In the event of termination of a Transitional Service or the Transitional Services, the Parties shall promptly meet in good faith to discuss and endeavour to agree on the steps required to effect an orderly closure of all outstanding matters concerning the Transitional Services.
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Transitional Services Agreement/Correvio International Sàrl

12.3	Following termination of this Agreement as to all Transitional Services, the Parties shall promptly pay any amounts outstanding and properly due and payable (including in the case of Basilea, the Economic Benefit Amount or, in the case of Cardiome, the Basilea Fees, if any) as at the date of termination or that become due after the date of termination in respect of periods prior to termination, in accordance with the terms of this Agreement.
12.4	Following termination of this Agreement as to all Transitional Services, each Party shall:
12.4.1	save to the extent that it is entitled to retain such assets under the terms of the Distribution Agreement, return to the other Party all equipment, materials and property belonging to the other Party that the other Party had supplied to it or its Affiliate in connection with the provision of the Transitional Services under this Agreement; and
12.4.2	on request, certify in writing to the other Party that it has complied with the requirements of this Clause 12.4.
12.5	Any termination of this Agreement with respect to any Transitional Service shall not affect any right or claim hereunder that arises prior to such termination with respect to such Transitional Service, which claims and rights shall survive any such termination. Termination of this Agreement shall not impact the Parties’ obligations under the Distribution Agreement.
12.6	Articles 1, 6, 7 and 12 and Clause 2.6 shall survive termination of this Agreement and shall continue to apply as shall any other provision which by its terms is expressly intended to survive termination.
13	DISPUTE RESOLUTION

Sections 17.1 and 17.3 of the Distribution Agreement shall apply to the resolution of any disputes under or in connection with this Agreement.

14	MISCELLANEOUS
14.1	Notices

Any notice or other communication required or permitted hereunder shall be in given in accordance with Article 16 of the Distribution Agreement. Either Party may, by notice to the other Party given in accordance with Article 16 of the Distribution Agreement, designate another address or person for receipt of notices hereunder.

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Transitional Services Agreement/Correvio International Sàrl

14.2	Amendment; Waiver

This Agreement may not be amended except by an instrument signed by each of the Parties hereto. The provisions of Section 17.12 of the Distribution Agreement shall be incorporated into this Agreement mutatis mutandis.

14.3	Entire Agreement
14.3.1	This Agreement constitutes the entire agreement between the Parties in respect of the Transitional Services and supersedes all previous negotiations, agreements and commitments with respect thereto.
14.4	Binding Effect

This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

14.5	No Assignment

Neither Party may assign or transfer all or any of its rights or obligations under this Agreement or dispose of any right or interest in this Agreement without the prior written consent of the other Party, such consent not to be unreasonably withheld or delayed; provided that either Party may assign its rights or obligations under this Agreement with an assignment of the Distribution Agreement permitted by and made in accordance with Section 17.4 of the Distribution Agreement.

14.6	Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and both of which together shall constitute one and the same instrument. Signatures to this Agreement transmitted by fax, email in “portable document format” or by any other electronic means, intended to preserve the original graphic or pictorial appearance of this Agreement, shall have the same effect as the physical delivery of the paper copy of this Agreement bearing the original signatures.

14.7	Severability

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable. The Parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision.

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Transitional Services Agreement/Correvio International Sàrl

14.8	Governing Law and Jurisdiction

The construction, validity and performance of this Agreement and all non-contractual obligations arising from or connected with this Agreement shall be governed by the laws of Switzerland.

14.9	Force Majeure

The provisions of Section 17.5 of the Distribution Agreement shall be incorporated into this Agreement mutatis mutandis except that the period of ninety (90) days therein shall be replaced with a period of thirty (30) days.

15	GOVERNING LANGUAGE

The official text of this Agreement and any notices or other communications given hereunder shall be in English. In the event of a dispute under this Agreement, reference shall be made only to this Agreement written in English and not to any translation of this Agreement into any other language.

16	OVERRIDING PROVISION

Basilea shall not be obliged to perform any of the Transitional Services, as the case may be, or any other obligation under this Agreement if and to the extent that such performance is not permitted by any Applicable Law. If Basilea does not perform any of its obligations due to the restrictions above it shall not be in breach of this Agreement as a consequence of such non-performance; provided however Basilea shall use reasonable efforts to put in place an alternative arrangement the effect of which is as close as practically possible to the obligation which cannot be performed.

[Signature Page Follows]

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Transitional Services Agreement/Correvio International Sàrl

IN WITNESS WHEREOF, the Parties hereto have caused this Transitional Services Agreement to be executed as of the date first above written.

Basilea Pharmaceutica International Ltd.	Correvio International Sàrl

By	By
Name: Ronald Scott	Name: David D. McMasters
Title: Chief Executive Officer	Title: Director
Place/Date: Basel,	Place/Date:

Basilea Pharmaceutica International Ltd.	Correvio International Sàrl

By	By
Name: Donato Spota	Name: Justin Renz
Title: Chief Financial Officer	Title: Director
Place/Date: Basel,	Place/Date:

Confidential/Basilea Pharmaceutica International Ltd. & Correvio International Sàrl	page 76 of 80

Transitional Services Agreement/Correvio International Sàrl

Appendix 1 Economic Benefit

1	CALCULATION OF NET ECONOMIC BENEFIT AMOUNT
1.1	Basilea shall provide the Initial Transitional Services for the Initial Transition Period or as may be extended pursuant to Clause 3.1, the Extended Initial Transition Period, and shall remit to Cardiome the economic benefit of the sales of the Product ("Economic Benefit") made by Basilea pursuant thereto.
1.2	The amount of the Economic Benefit ("Economic Benefit Amount") shall be calculated as follows and determined in accordance with the provisions of this Appendix 1:
1.2.1	Net Sales in the Territory (or the relevant countries within the Territory where Basilea is performing the Initial Transitional Services) minus:
(a)	Actual Transfer Price
(b)	Third Party costs actually incurred by Basilea in respect of the Initial Transitional Services;
(c)	Costs (at a blended FTE rate of twenty thousand Swiss Francs [redacted] per month per FTE for the employees actually performing during the relevant period) of the following [redacted], :
(i)	[redacted]
(ii)	[redacted]
(iii)	[redacted]

DETERMINATION OF NET ECONOMIC BENEFIT AMOUNT

1.3	Within fifteen (15) Business Days following the end of the provision of the Initial Transitional Services ("End Date"), Basilea shall produce and provide to Cardiome a draft statement setting out the Economic Benefit Amount in respect of the sales of the Product in the relevant countries within the Territory for the period from the Effective Date of this Agreement until the End Date ("Relevant Period"). Such statement shall be a "Draft Economic Benefit Statement."
1.4	Basilea shall, and shall procure that its Affiliates shall, provide to Cardiome such information as Cardiome may reasonably request in connection with its review of the Draft Economic Benefit Statement.
1.5	Cardiome shall by notice in writing to Basilea within fifteen (15) Business Days following receipt of the Draft Economic Benefit Statement either confirm that it agrees with the Draft Economic Benefit Statement for the Relevant Period or if there are any items it wishes to dispute. If it does wish to dispute any item, the notice ("Dispute Notice") shall specify (i) which items of the Draft Economic Benefit Statement are disputed; (ii) the reasons therefor and any adjustments that Cardiome considers should be made to the Draft Economic Benefit Statement.
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Transitional Services Agreement/Correvio International Sàrl

1.6	Any Dispute Notice shall be accompanied by relevant supporting documentation and information on which Cardiome wishes to rely in order to dispute the Economic Benefit Amount. Only those items or amounts specified in a Dispute Notice shall be treated as being in dispute (the "Disputed Items") and no amendment may be made by any Party to any items or amounts which are not Disputed Items.
1.7	If Cardiome does not serve a Dispute Notice within the time period set out in paragraph 2.3 above or confirms that it agrees with the Draft Economic Benefit Statement for the Relevant Period, then such Draft Economic Benefit Statement for the Relevant Period shall constitute the Economic Benefit Statement for the Relevant Period and the Economic Benefit Amount set out therein shall be binding upon the Parties in respect of the Relevant Period.
1.8	If Cardiome does serve a Dispute Notice under and within the time period in paragraph 2.3 set out above, the Parties shall use reasonable endeavours to resolve the Disputed Items as soon as reasonably practicable and either:
1.8.1	if the parties reach agreement on the Disputed Items within ten (10) Business Days of the service of the relevant Dispute Notice (or such longer period as they may agree in writing), the Draft Economic Benefit Statement shall be amended to reflect such agreement and shall then constitute the Economic Benefit Statement for the Relevant Period and the Economic Benefit Amount set out therein shall be binding upon the Parties in respect of the Relevant Period; or
1.8.2	if the Parties do not reach agreement within the period set out in paragraph 2.6.1 above, either party may refer the dispute to such individual at an independent firm of chartered accountants of international repute as the Parties may agree or, failing such agreement (including such firm and/or individual not accepting such appointment), within two Business Days of expiry of the period described in paragraph 2.6.1 above, to such independent firm of chartered accountants of international repute in London as the President of the Institute of Chartered Accountants in England and Wales may, on the application of either Party, nominate (the "Economic Benefit Expert"), on the basis that the Economic Benefit Expert is to make a decision on the Disputed Items and notify the Parties of its decision within three (3) weeks of receiving the reference or such longer reasonable period as the Economic Benefit Expert may determine.
1.9	In any reference to the Economic Benefit Expert in accordance with paragraph 2.6 above:
1.9.1	the Economic Benefit Expert shall act as expert and not as arbitrator and shall be directed to determine any dispute in accordance with US GAAP and the provisions of this Appendix 3;
1.9.2	the decision of the Economic Benefit Expert shall, in the absence of fraud or manifest error, be final and binding on the Parties, and the Draft Economic Benefit Statements for the Relevant Period shall be amended as necessary to reflect the decision of the Economic Benefit Expert and, as amended, shall be the Economic Benefit Statement for the Relevant Period and the Economic Benefit Amount set out therein shall be binding upon the Parties in respect of the Relevant Period;
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Transitional Services Agreement/Correvio International Sàrl

1.9.3	the Economic Benefit Expert shall determine which Party shall pay its costs; and
1.9.4	the Parties shall respectively provide the Economic Benefit Expert with all such information as the Economic Benefit Expert shall reasonably require.
1.10	As soon as reasonably practicable, [redacted].
1.11	If Basilea is overdue with any payment hereunder, then without prejudice to Cardiome’s other rights or remedies, interest shall accrue on the sum due from the due date until the date of payment at the rate equal to the annual rate of three percent above the three (3) month London Interbank Rate. Such interest shall be computed on the basis of a year of 360 days for the actual number of days payment is delinquent and shall be payable within ten (10) days of the date of Cardiome’s invoice in respect of the same.
2	FINANCIAL REPORTING

With effect from the first day of the calendar month commencing after the Effective Date, Basilea shall provide Cardiome with estimated interim information relating to gross sales of the Product in the Territory made by Basilea on behalf of Cardiome during the provision of the Initial Transitional Services. Such information shall be provided thereafter on a monthly basis by the tenth (10th) Business Day of each calendar month in respect of the immediately preceding calendar month. For the avoidance of doubt, the information provided to Cardiome pursuant to this paragraph 3 is solely for Cardiome’s reporting purposes and shall not be conclusive for the purposes of the calculation of the Net Economic Benefit Amount.

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Transitional Services Agreement/Correvio International Sàrl

Appendix 2 Employee Provisions

1.1.	[redacted]

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